===============================================================================


                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934





               For the nine-month period ended September 30, 2002


                      TELECOMMUNICATIONS COMPANY OF CHILE
                (Translation of registrant's name into English)

        Avenida Providencia 111, piso 2, Santiago, Chile (562) 691-2020
                    (Address of principal executive offices)

===============================================================================

THIS REPORT IS COMPOSED OF AN ENGLISH TRANSLATION OF, AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES PRESENTATION OF, THE REPORT FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2002.








                               TABLE OF CONTENTS

                                                                         Page


     -    Unaudited consolidated balance sheets as of                     1
          September 30, 2001 and 2002

     -    Unaudited consolidated statements of income and                 2
          comprehensive income for each of the periods ended
          September 30, 2001 and 2002

     -    Unaudited consolidated statements of changes in                 3
          shareholders' equity for each of the periods ended
          September 30, 2000, 2001 and 2002

     -    Unaudited consolidated statements of cash flows                 4
          for each of the periods ended June 30, 2001, and
          2002

     -    Notes to the unaudited consolidated financial                   5
          statements

     -    Management's discussion and analysis of unaudited              34
          consolidated financial statements




    ----------------------------------------------------------------------------

     THE FINANCIAL STATEMENTS SUBMITTED IN THIS DOCUMENT WERE PREPARED PURSUANT TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (US GAAP) AND, UNLESS OTHERWISE INDICATED, FIGURES ARE IN Ch$ AS OF SEPTEMBER 30, 2002. THE OBSERVED RATE OF EXCHANGE ON SUCH DATE WAS US$ 1.00 = Ch$ 748.73
     ---------------------------------------------------------------------------

TELECOMMUNICATIONS COMPANY OF CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

                     UNAUDITED CONSOLIDATED BALANCE SHEETS
           Adjusted for general price-level changes and expressed in
               millions of constant Chilean pesos as of September
               30, 2002 and in millions of United States dollars
                (except number of shares and per-share amounts)

                                                                                    September 30,
                                                                                    --------------
                                                                 Notes           2001           2002            2002
                                                                 -----           ----           ----            ----
                                                                                  Ch$            Ch$             US$
  ASSETS
  CURRENT ASSETS:
  Cash and cash equivalents                                                   217,627         79,129           105.7
  Marketable securities                                          3(a)          69,941         82,323           110.0
  Accounts and notes receivable, net                             3(b)         169,234        180,451           241.0
  Due from related companies                                     6(a)          31,764         19,075            25.5
  Inventories, net                                               3(c)          39,699         16,297            21.8
  Deferred income taxes                                          3(k)          72,485         26,488            35.4
  Telephone service accrued but not yet billed                   1 (p)         96,134         48,637            65.0
  Provisional tax payment, net                                                 40,102         16,199            21.6
  Other current assets                                           3(d)         122,262         79,007           105.5
  Total current assets                                                        859,248        547,606           731.5

  PROPERTY, PLANT AND EQUIPMENT, NET                             3(e)       2,053,704      1,876,267         2,505.9
  GOODWILL, NET                                                  3(g)         207,515        191,480           255.7
  OTHER ASSETS, NET                                              3(f)         144,945        185,245           247.4

  TOTAL ASSETS                                                              3,265,412      2,800,598         3,740.5

  LIABILITIES AND SHAREHOLDERS' EQUITY
  CURRENT LIABILITIES:
  Bank borrowings                                                3(I)          22,771         17,844            23.8
  Current maturities of long-term debt                           3(I)         229,101         67,248            89.8
  Accounts payable and accrued liabilities                       3(h)         201,235        178,034           237.8
  Due to related companies                                       6(a)          30,463         11,309            15.1
  Other                                                                         7,649          4,259             5.7
  Total current liabilities                                                   491,219        278,694           372.2

  LONG-TERM LIABILITIES:
  Bank borrowings                                                3(I)         718,138        598,969           800.0
  Long-term debt                                                 3(I)         629,355        563,019           752.0
  Accrued severance indemnities                                                22,026         35,891            47.9
  Due to related companies                                       6(b)          34,667         25,038            33.4
  Deferred income taxes                                          3(k)         196,633        173,294           231.6
  Total long-term liabilities                                               1,600,819      1,396,211         1,864.9

  MINORITY INTEREST                                                            38,991          1,182             1.6

  COMMITMENTS AND CONTINGENCIES                                    8                -              -               -

  SHAREHOLDER'S EQUITY:
  Common Stock:
  No par value shares Authorized fully paid and outstanding
  (2000 and 2001: 873,995,447 Series A and 83,161,638 Series
  B)                                                             5(a)         823,903        823,903         1,100.4
  Accumulated other comprehensive loss                                        (9,497)       (12,753)          (17.0)
  Retained earnings                                                           319,977        313,361           418.4
  Total shareholders' equity                                                1,134,383      1,124,511         1,501.8
  TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY                                                      3,265,412      2,800,598         3,740.5

         The accompanying notes are an integral part of these unaudited consolidated financial statements.

                  UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
                            AND COMPREHENSIVE INCOME
           Adjusted for general price-level changes and expressed in
             millions of constant Chilean pesos as of September 30,
                 2002 and in millions of United States dollars
                (except number of shares and per-share amounts)

                                                                          For the nine-month periods ended September 30,
                                                            Notes                    2001               2002               2002
                                                                                     ----               ----               ----
                                                                                      Ch$                Ch$                US$
OPERATING REVENUES:
Fixed telephony                                                                   318,158            277,526             370.7
Long distance service                                                              59,244             54,314              72.5
Mobile communications                                                             132,487            147,637             197.2
Corporate customer communications                                                  49,937             60,267              80.5
Information systems services                                                       77,416             61,321              81.9
Other various services                                                             39,245             38,489              51.4
                 Total operating revenues                                         676,487            639,554             854.2

OPERATING COSTS AND EXPENSES:
Operating salaries and related costs                                               76,914             65,901              88.0
Depreciation                                                                      191,401            197,955             264.4
Cost of long distance service and interconnections                                 37,216             53,288              71.2
Provision for doubtful accounts                                                    18,193             16,854              22.5
Cost of telecommunications equipment sold                                          33,839             33,380              44.6
Cost of systems development                                                        17,802             13,294              17.8
Third-party contracts                                                              48,727             33,589              44.9
Various rental costs                                                               12,068             13,559              18.1
Materials                                                                           3,706              4,862               6.5
Other operating costs                                       2(a)                   57,356             47,743              63.8
Administrative and selling costs                                                   93,964             97,161             129.8
            Total operating costs and expenses                                    591,186            577,586             771,6

                Operating income                                                   85,301             61,968              82.6

OTHER INCOME (EXPENSES):
Interest income                                                                    12,774             10,362              13.8
Interest expense, net of capitalized interest                                    (83,929)           (54,726)            (73.1)
Monetary correction                                                               (4,510)           (11,763)            (15.7)
Other, net                                                  2(b)                  (1,317)             14,072              18,8
Total  other  expenses, net                                                      (76,982)           (42,055)            (56.2)

Income (loss) before income tax                                                     8,319             19,913              26.4
Income tax                                                  2(c)                 (10,351)           (11,735)            (15.7)
Minority interest                                                                 (3,603)              (726)             (0.9)
Net income (loss)                                                                 (5,635)              7,452               9.9

OTHER COMPREHENSIVE INCOME:
Translation  adjustment                                                               704              (833)             (1.1)
Unrealized holdings gains (losses) on available-for sale                          (7,478)            (6,455)             (8.6)
  securities, net of tax
Comprehensive income (loss)                                                      (12,409)                164               0.2

Basic earnings (losses) per common share                    5(b)                   (5.89)               7.79              0.01
Diluted earning (losses) per common share                   5(b)                   (5.89)               7.79              0.01
Weighted average number of shares outstanding               5(b)              957,157,085        957,157,085        957,157,085
                                                                              -----------        -----------        -----------



         The accompanying notes are an integral part of these unaudited consolidated financial statements.

      UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
       Adjusted for general price-level changes and expressed in millions of constant Chilean pesos as of September 30, 2002
                   and in millions of United States dollars
                (except number of shares and per-share amounts)

                                                                                              Accumulated other
                                                                                            comprehensive income
                                                                                            ---------------------
                                                                                            Unrealized
                                                                                               gain       Foreign
                                         Outstanding Number of     Common     Retained        (loss)     currency      Total
                                                shares              Stock     Earnings          on      translation   Shareholders'
                                                                                           securities   adjustments      Equity
                                         Series A     Series B       Ch$         Ch$            Ch$          Ch$          Ch$
                                         --------     --------       ---         ---            ---          ---          ---

Balance as of December  31, 1999         873,995,447    83,161,638    823,903     453,671        --           569      1,278,143
Dividends                                       --            --         --          --          --          --             --
Translation adjustment                          --            --         --          --          --            60             60
Net loss for the nine-month periods             --            --         --       (48,108)       --          --          (48,108)

Balance as of  September 30, 2000        873,995,447    83,161,638    823,903     405,563        --           629      1,230,095
                                         -----------    ----------    -------     -------      ------       -----      ---------

Balance as of December 31, 2000          873,995,447    83,161,638    823,903     325,611      (3,604)        881      1,146,791
Translation adjustment                          --            --         --          --          --           704            704
Unrealized holding loss on available for        --            --         --
  sale securities, net of tax                   --            --       (7,478)     (7,478)
Net loss for the nine-month periods             --            --         --        (5,634)       --          --           (5,634)

Balance as of September 30, 2001         873,995,447    83,161,638    823,903     319,977     (11,082)      1,585      1,134,383
                                         -----------    ----------    -------     -------      ------       -----      ---------

Balance as of December 31, 2001          873,995,447    83,161,638    823,903     308,145      (6,965)      1,500      1,123,583
Dividends declared                              --            --         --        (2,236)       --          --           (2,236)
Translation adjustment                          --            --         --          --          --          (833)          (833)
Unrealized holding loss on available for        --            --
  sale securities, net of tax                   --            --       (6,455)       --        (6,455)
Net income for the nine-month periods           --            --         --         7,452        --          --            7,452
                                         -----------    ----------    -------     -------      ------       -----      ---------
Balance September 30, 2002               873,995,447    83,161,638    823,903     313,361     (13,420)        667      1,124,511
                                         -----------    ----------    -------     -------      ------       -----      ---------



         The accompanying notes are an integral part of these unaudited consolidated financial statements.

                UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
       Adjusted for general price-level changes and expressed in millions of constant Chilean pesos as of September 30,
                 2002 and in millions of United States dollars
                (except number of shares and per-share amounts)

                                                               Notes                  2001              2002             2002
                                                               -----                  ----              ----             ----
                                                                                       Ch$               Ch$              US$
OPERATING ACTIVITIES
Net loss                                                                           (5,635)             7,452             10.0
Adjustment to reconcile net income (loss) to net cash
  provided
By operating activities:
Depreciation and amortization                                                      191,401           197,955            264.4
Provision for severance indemnities                                                  3,556            17,312             23.1
Deferred income taxes                                            2                   2,234             4,833              6.5
Monetary correction                                                                 (4,510)           11,763             15.7
Provision for obsolescence                                                           3,166             1,585              2.1
Other provisions for personnel benefits                                              8,880             6,013              8.0
(Gain)/ loss on Sale of investments                                                   (424)           (7,748)           (10.3)

(Gain)/ Loss on Sale of property, plant and equipment                                  121               305              0.4
Non-invoiced provisioned services                                                    1,377            (7,525)           (10.1)
Allowance for doubtful accounts                                                     18,193            16,854             22.5
Amortization of goodwill                                                            11,454             8,884             11.8
Income tax provision                                                                 8,117             6,903              9.2
Provision for interest expenses                                                      2,359             3,422              4.6
Minority  interest                                                                  (3,603)             (726)            (1.0)
Other, net                                                                         (11,536)           (5,133)            (6.9)
Changes in assets and liabilities:
Accounts Receivable                                                                (17,595)          (12,682)           (16.9)
Inventories                                                                        (12,642)            8,972             12.0
Other current assets                                                                12,964             7,019              9.4
Accounts payable and accrued liabilities                                           (10,900)          (40,191)           (53.7)
Payment of severance indemnities                                                   (31,650)             (489)            (0.7)
Interest payable                                                                    (5,236)           (5,807)            (7.8)
Other accounts payable related to non-operating results
                                                                                     7,315             2,382              3.2
                                                                               ----------------------------------------------
                      Total adjustments                                            173,041           213,901            285.6
                                                                               ----------------------------------------------
Net cash provided by operating activities                                          167,406           221,353            295.5
                                                                               ----------------------------------------------
INVESTING ACTIVITIES:
Additions to property, plant and equipment                                        (80,920)          (52,339)           (69.9)
Acquisitions of business, net of cash acquired                                     (2,110)             (118)            (0.2)
Proceeds from sales of investments in related companies                                  -            27,921             37.3
Sale of property, plant and equipment                                                  249               528              0.7
Purchases marketable securities                                                     26,309          (29,780)           (39.8)
Disposals marketable securities                                                          -                 -                -
Investment expenses                                                                (1,136)         (29,.018)           (38.8)
Investment revenues                                                                    146                 -                -
Net cash used in investing activities                                             (57,462)          (82,806)          (110.7)
                                                                               ----------------------------------------------
FINANCING ACTIVITIES:
Increase in bank borrowings and debentures                                          28,207            13,594             18.2
Repayment of long-term debt                                                       (47,645)         (148,294)          (198.1)
Repayment of loan from related company                                             (4,633)           (9,838)           (13.1)
Dividends paid                                                                     (1,580)           (1,243)            (1.7)
Expenses from debenture placement                                                        -                 -                -
Other, net                                                                           (592)               912              1.2
                                                                               ----------------------------------------------
     Net cash provided by (used in) financing activities                          (26,243)         (144,869)          (193.5)
                                                                               ----------------------------------------------
Net (decrease) increase in cash and cash equivalents                                83,701           (6,322)            (8.7)
Cash and cash equivalents beginning of year                                        133,926            85,451            114.1
                                                                               ----------------------------------------------
Cash and cash equivalents at end of year                                           217,627            79,129            105.4
                                                                               ----------------------------------------------

         The accompanying notes are an integral part of these unaudited consolidated financial statements.

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
      Adjusted for general price-level changes and expressed in millions of constant Chilean pesos as of September 30, 2002
                and in millions of United States dollars (except
                   per-share amounts and as otherwise noted)


Description of Business:

Compania de Telecomunicaciones de Chile S.A. (herein referred to as "Telefonica CTC Chile" or the "Company") is a corporation organized under the Chilean Corporations Law. Telefonica CTC Chile was incorporated on November 18, 1930 and has a duration through August 10, 2068. The Company provides a broad range of telecommunication and other services throughout Chile, including local service and domestic and international long distance service, mobile telephony, paging and trunking services, and other services provided to carriers. The Company is regulated by the Chilean Superintendency of Securities and Insurance (the "SVS") and the Chilean Undersecretary of Telecommunications. Telefonica CTC Chile is a reporting company under the United States Securities and Exchange Act of 1934.


1.       Summary of Significant Accounting Policies:

    (a) Basis of presentation: The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    In certain cases generally accepted accounting principles require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the amount at which an asset could be bought or sold or the amount at which a liability could be incurred or settled in a current transaction between willing parties, other than in a forced or liquidation sale. Where available, quoted market prices in active markets have been used as the basis for the measurement; however, where quoted market prices in active markets are not available, the Company has estimated such values based on the best information available, including using modeling and other valuation techniques.


    (b) Basis of consolidation: The consolidated financial statements include the accounts of Compania de Telecomunicaciones de Chile S.A. (herein referred to as "Telefonica CTC Chile" or the "Company") and its majority-owned subsidiaries. All significant transactions and balances among the consolidated companies have been eliminated in consolidation. Compania de Telecomunicaciones de Chile S.A. operates under the name of Telefonica CTC Chile.

    Investments in more than 20% but less than 50%-owned companies are accounted for under the equity method. Investments which are 20%- or less owned are accounted for under the cost method.

    As of September 30, 2001 and 2002, the consolidated group (the "Company") consists of Telefonica CTC Chile and the subsidiaries noted in the table below in which the Company controls over 50% of the voting shares.

                                                                   Percentage participation as of September 30,
                                                           ---------------------------------------------------------
Company name                                                    2001                             2002
------------                                               ---------------    --------------------------------------
                                                             Total               Direct        Indirect        Total
                                                             -----               ------        --------        -----
CTC Isapre S.A.                                              99.99                99.99           -            99.99
CTC Equipos y Servicios de  Telecomunicaciones S.A.          99.99                99.99           -            99.99
CTC Transmisiones Regionales S.A.(188 Mundo
  Telefonica)                                                99.16                99.16           -            99.16
Telefonica Gestion de Servicios Compartidos Chile
  S.A.  (1)                                                    -                  99.90          0.09          99.99
CTC Internacional S.A.                                      100.00               100.00           -           100.00
Telefonica Movil S.A.                                        99.99                99.99           -            99.99
Fundacion Telefonica Chile                                   50.00                50.00           -            50.00
Globus 120 S.A.                                              99.99                99.99           -            99.99
Telefonica Empresas CTC Chile S.A.                           99.99                99.99           -            99.99
Telemergencia S.A.                                             -                  99.67          0.32          99.99
Administradora de Telepeajes de Chile S.A.                   63.99                  -           79.99          79.99
Comunicaciones Mundiales S.A.                                99.65                  -           99.65          99.65
Telefonica Data Chile S.A.                                   99.99                  -           99.99          99.99
Comunicaciones Empresariales S.A.                            99.99                  -           99.99          99.99
Tecnonautica S.A.                                            99.99                  -           99.99          99.99
Infochile S.A.                                               99.99                  -           99.99          99.99
Portal de Pagos e Informacion S.A.                           99.99                  -           99.99          99.99
Infoera   S.A.                                               99.99                  -           99.99          99.99
Sociedad Nacional de Procesamiento de Datos S.A.
  (Sonda S.A.)   (1)                                         59.99                  -             -              -

(1) Includes certain majority owned subsidiaries not presented herein.


    (c) Regulation: Telefonica CTC Chile provides telecommunications services in Chile and, therefore, is subject to the regulatory control of the Chilean Undersecretary of Telecommunications. Maximum tariff rates for regulated services are determined by a joint decree of the Ministry of Transport and Telecommunications and the Ministry of Economics for five-year periods by applying an economic model that is predicated on certain assumptions as to cost, efficiency and growth of a hypothetical company providing only regulated services, based on a rate of return commensurate with the actual regulated company's market cost of capital. Although changes in rates for services are computed by using this model, Telefonica CTC Chile's real rate of return is not fixed, and thus, can outperform or underperform the model. Accordingly, U.S. accounting standards that relate to an operation whose rates are regulated on the basis of its actual costs generally are not applicable to these financial statements.


    (d) Constant currency restatement: All amounts in the financial statements and notes are expressed in constant Chilean pesos as of September 30, 2002, unless otherwise stated. The financial statements have been price-level restated in order to reflect the effect of changes on the purchasing power of the Chilean currency. The inclusion price-level restatement in the accompanying consolidated financial statements is considered appropriate under the prolonged inflationary conditions affecting the Chilean economy even though the cumulative inflation rate for the last three years does not exceed 100%. All non-monetary assets and liabilities and income statement amounts have been restated to reflect the changes in the Chilean consumer price index from the date they were acquired or incurred to period-end.

1.  Summary of Significant Accounting Policies, continued:

    (d)  Constant currency restatement, continued:

    The purchasing power gain included in income reflects the effect of Chilean inflation on the monetary liabilities owed by Telefonica CTC Chile during each period, net of the loss resulting from the effect of inflation on monetary assets held.

    Prior period financial statements and information presented for comparative purposes have been updated to September 30, 2002 constant Chilean pesos. The updating is required to make such statements and information comparable to current information. It does not change the prior period's statements or information in any way except to update the amounts to constant Chilean pesos as of September 30, 2002.

    The price-level restatements referred to above, and the updating of prior period financial statements, are based on the "prior month rule", in which inflation adjustments are based on the consumer price index at the close of the month preceding the close of the respective period or transaction.

    The values of the Chilean consumer price index are as follows:
                                                                    Change since
                                                                      Previous
                                           Index                    September 31
                                           -----                    ------------
                                                                          %
     December 31, 2000                     106.94                        1.1
    September 30, 2001                     109.96                        3.9
     December 31, 2001                     109.76                       (0.2)
    September 30, 2002                     112.48                        2.3

    The values of the Chilean consumer price index for price-level restatement purposes are as follows:

                                                                   Change since
                                                                     Previous
                                          Index                     November 30
                                          -----                     -----------
                                                                         %
    November 30, 2000                      106.82                       4.7
     August 31, 2001                       109.16                       2.2
    November 30, 2001                     110.10                        3.1
     August 31, 2002                       111.54                       1.3

    The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in net income or loss for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

    (e) Foreign currency: Assets and liabilities denominated in foreign currencies are translated into Chilean pesos at rates of exchange reported by the Central Bank of Chile at the end of the period. The related transaction gains and losses are reflected in net income. Rates of exchange reported by the Central Bank of Chile for the following foreign currency are as follows (historical pesos per unit of foreign currency):

                                                   As of September 30,
                                               2001                   2002
                                                Ch$                   Ch$
                                             --------             ---------
         U.S. Dollar                           669.02               748.73
         Pound Sterling                      1,024.05             1,173.19
         German Marks  (1)                     323.40                    -
         Euro                                  632.53               738.39
         Spanish  Peseta (1)                     3.08                    -
         Japanese Yen                            5.81                 6.15

    (1) Beginning January 1, 2002 these currencies are converted to the Euro

1.  Summary of Significant Accounting Policies, continued:

    (f) Indexation: Assets and liabilities that are denominated in index-linked units of account are stated at the year-end values of the respective units of accounts. The principal index-linked unit used in Chile is the Unidad de Fomento ("UF"), which changes daily to reflect the changes in the Chilean consumer price index. Some of Telefonica CTC Chile's short-term investments and much of its long-term debt are denominated in UFs. As Telefonica CTC Chile's indexed liabilities exceed its indexed assets, the increase in the index results in a net loss on indexation. Values for the UF are as follows (historical pesos per UF):

                                               Ch$
                                               ---
                December 31, 2000           15,769.92
                September 30, 2001          16,094.96
                December 31, 2001           16,262.66
                September 30, 2002          16,455.03

    (g) Cash equivalents: Bank time deposits and cash securities that have a ready market and an original maturity of 90 days or less are considered cash equivalents.


    (h) Marketable securities: Marketable securities include Chilean government debt securities, repurchase agreements with banks and investments in shares of less than 20% owned companies, which are classified as held-to-maturity, trading or available-for-sale, as defined in statement of financial accounting standards No. 115. Unrealized holding gains and losses on available-for-sale are included in "Comprehensive income (loss)" less applicable taxes.


    (i) Inventories: Consumable supplies are stated at average cost. Telecommunications equipment held for sale is stated at the lower of weighted average cost or net realizable value value.

    (j) Property, plant and equipment: Property, plant and equipment are carried at cost less accumulated depreciation. Gains or losses on disposal of property, plant and equipment are recognized in the period of disposal and are included in "Other income".

    Costs of maintenance and repairs are expensed as incurred unless such costs increase the useful life or productivity of the related assets, in which case the costs are capitalized when incurred. The interest cost on debt directly or indirectly related to construction of projects is capitalized during the period of construction.

    Capital lease assets are recorded at present value, which is calculated using the contracted monthly installments plus the purchase option at the interest rate implicit in the respective contract. The related obligation is included in "Current maturities of long-term debt" and "Long-term debt" in the Balance Sheets, net of deferred interest costs. Assets obtained under financial contracts are not the legal property of the Company until it decides to exercise the related purchase option. Therefore, the Company cannot freely dispose of them.

    The Company continually reviews long lived assets to evaluate whether changes have occurred that would suggest that such assets may be impaired based on the estimated undiscounted cash flows over their remaining recoverable period. If this review indicates that the remaining estimated useful life requires revision or that the full balance is not recoverable, the carrying amount of the long lived assets is reduced by the estimated shortfall of cash flows on a discounted basis.

    (k) Depreciation: Depreciation on assets owned and assets acquired under capital leases are computed using the straight-line method over the related assets' estimated useful lives. The depreciation rates employed have been approved by the Undersecretary of Telecommunications and are summarized as follows:

                                                  Range of Rates
                                                  --------------
            Buildings                                1% to 4%
            Central exchange equipment             8.33% to 10%
            Subscriber's equipment                 5% to 14.28%
            External plant                         2.5% to 8.33%
            Office furniture and equipment          10% to 20%
            Other                                   10% to 20%

    (l) Goodwill: Goodwill is determined based on the excess of the purchase price over the estimated fair value of net identifiable assets and liabilities acquired at the effective acquisition date. Goodwill originated in the purchase of consolidated subsidiaries is amortized on a straight-line basis over periods of 10 to 20 years, depending on the underlying economic facts. Subsequent to its acquisition, the Company continually evaluates whether later events and circumstances have occurred that indicate the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. When factors indicate that goodwill should be evaluated for possible impairment, the Company uses an estimate of the related business segment's undiscounted net income over the remaining life of the goodwill in measuring whether the goodwill is recoverable.

    (m) Vacation liability: Telefonica CTC Chile accrues the liability for future compensation to employees for vacations vested during the year.

    (n) Income tax: Telefonica CTC Chile recognizes in its financial statements the effect of the temporary differences that arise from different treatment of certain items for tax and financial reporting (See note 2c).

    (o) Revenue recognition: Revenues include income from contract fees and services rendered but not billed at each period end, which have been valued at contracted rates existing at each respective period end. Amounts for services rendered not billed are included in current assets in "Telephone service accrued but not yet billed". Service revenue from cellular operations for prepaid and contract customer includes local subscriber revenue and outcollect roaming revenues accrued based on minutes of traffic.

    (p) Derivatives:

    Previously, gains and losses on foreign currency exchange contracts and hedged liabilities were recognized in income. Other types of contracts and embedded contract features were not required to be recorded at fair value on the balance sheet with Changes in fair value reported in income. Forward foreign exchange contracts were valued at the closing spot exchange rate of each balance sheet date, with the initial discount or premium being amortized over the life of the contract. Differences between interest income and interest expense on interest rate swaps transactions were recorded in net income in the period that such differences originated.

         Beginning January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133" (collectively "SFAS 133"), which establishes comprehensive accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. The Standard requires that all derivative instruments be recorded in the balance sheet at fair value. However, the accounting for changes in fair value of the derivative instrument depends on whether the derivative instrument qualifies as a hedge. The standards also require formal documentation procedures for hedging relationships and effectiveness testing when hedge accounting is to be applied. If the derivative instrument does not qualify as a hedge, changes in fair value are reported in earnings when they occur. If the derivative instrument qualifies as a hedge, the accounting treatment varies based on the type of risk being hedged.

    The Company records its swap agreements at their estimated fair value and forward contracts between the U.S. dollar or Euro and the Chilean peso are valued at the fair value based on the forward exchange rate. The initial premium or discount on these contracts is deferred and included in determining net income over the life of the contract. In the event that the term of the forward contract calls for multiple settlements within the term of such contract, the portion of a premium or discount is amortized over the term preceding such settlement. Under the previous accounting standard, forward contracts were also recorded at fair value as they were considered operational in nature, and did not qualify for hedge accounting treatment.

    While the Company enters into derivatives for the purpose of mitigating its global interest and foreign currency risks, these operations do not meet the requirements to qualify for hedge accounting under U.S. GAAP. Therefore changes in the respective fair values of all derivative instruments are reported in earnings when they occur.

    Certain implicit or explicit terms included in host contracts that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument, must be separated from the host contract and accounted for at fair value. The Company separately measures embedded derivatives as freestanding derivative instruments at their estimated fair values, recognizing changes in earnings when they occur.

    Previously, the Company did not record derivative instruments at fair value and implicit or explicit terms in contracts were not assessed to evaluate the need for separation from the host contract.

    (q) Computer software: The costs of computer software purchased by Telefonica CTC Chile are deferred and amortized using the straight-line method over four years.

    (r) Advertising Cost: The costs of advertising are charged to income in the year in which they are incurred. These costs amounted to Ch$18,104 and Ch$17,538 for the nine-month periods ending September 30, 2001 and 2002 respectively.

    (s) Reclassifications: Certain reclassifications have been made to prior year balances to conform to the current year presentation.

2.  Income Statement Information:

                                                      For the nine-month periods ended September 30,
                                                                  2001                 2002
                                                                  ----                 ----
                                                                   Ch$                  Ch$
   (a) Other operating costs:
     Medical service                                             4,659                4,017
     Phone directory printing                                    2,427                3,746
     Advisors and fees                                           1,151                  869
     Ticket fares and travel expenses                              890                  824
     Electric power                                              3,356                3,942
     Amortization of goodwill                                   11,454                8,884
     Insurances                                                  1,310                  713
     Transport expenses                                          1,151                  706
     Costs of corporate restructuring (1)                       18,676               14,941
     Amortization of bond placement payments                     1,308                1,776
     Severance and provisions                                      490                1,367
     Difference in traffic valuation                             4,233                    -
     Amortization and assets write off                           2,289                1,241
     Other                                                       3,962                4,717
                                      Total                     57,356               47,743

   (b) Other income (expenses), net:
     Gain (loss) from investments in related companies             125                  456
     Sale of equity  participation in Sonda S.A. (2)                 -                7,749
     Profit on sale of shares                                        -                1,756
     Miscellaneous, net                                        (1,442)                4,111

                                      Total                    (1,317)               14,072

1) This amount includes the difference between the current value of the provision for severance indemnities and the amount of severance payments made to retired employees, as well as additional severance payments made to personnel that voluntarily joined an early retirement plan.

2) Profit for the sale of 25% stake of Sonda, which corresponds to the balance between sale price, which amounted Ch$27,921 million, and book value.

                                                  For the nine-month periods
  (c) income taxes and deferred taxes               ended September 30 ,
                                                  2001                  2002
                                                  ----                  ----
                                                   Ch$                   Ch$
       Income tax:
          Current                                 8,117                 6,903
          Deferred                                2,234                 4,832

                       Total                     10,351                11,735

Significant temporary differences arise from the fact that certain items are treated differently for tax and financial reporting purposes, primarily accelerated depreciation, severance indemnities, provisions, capitalization of interest, tax losses and others.

    During 2001, the corporate income tax rate was increased in Chile. The new tax rates are discussed in Note 3k. Taxes at the Chilean statutory corporate rate are reconciled to Telefonica CTC Chile's effective tax rate as follows:

                                                                       For the nine-month periods ended September 30 ,
                                                                                   2001                    2002
                                                                                   ----                    ----
                                                                                    Ch$                     Ch$
     Tax provision (benefit) at statutory Chilean tax rates                       (1,248)                 (4,608)
     Permanent differences between accounting and tax bases:
     Price-level restatement not accepted for tax purposes                         3,936                   2,579
     Dividends received                                                                                    1,606
     Amortization of goodwill                                                      1,704                   3,342
     Effect of tax rate  increase                                                      -                     431
     Effect of differences between ChGAAP and U.S. GAAP                           (2,979)                 (8,464)
     Sale of subsidiaries                                                            (28)                 (1,198)
     Permanent differences, principally price level restatement                     (184)                    (44)
     Net results of subsidiaries                                                  (2,355)                 (3,264)
     Other                                                                        (9,197)                 (2,115)
     Income tax expense                                                          (10,351)                (11,735)
                                                                                    %                          %
     Effective tax rate                                                             (124)                    (41)

    Although the corporate income tax rate in effect under Chilean law remained at 16.0% , the tax rate recorded by Telefonica CTC Chile in 2002 was 0.0% due to taxable losses recorded in 2002.

    Although Telefonica CTC Chile recorded taxable losses during 2001 and 2002, certain of Telefonica CTC Chile's subsidiaries recorded taxable income thus giving rise to provisions for income taxes.


3.  Balance Sheet Information:

(a) Marketable securities

Marketable securities as of each year-end are as follows:

                                                      For the nine-month periods
                                                         ended September 30 ,
                                                        2001              2002
                                                        ----              ----
                                                         Ch$              Ch$
     Marketable securities:
        Cost plus accrued indexation and interest      82,116           95,449
        Adjustment to fair value                          386              951
      Unrealized loss on securities held as
        available for sale                            (12,561)         (14,077)

                            Fair value                 69,941           82,323


The Company classifies marketable securities as available for sale securities as defined in Statement of Financial Accounting Standards No. 115. The unrealized loss on these securities is included in "Other comprehensive income". Of the unrealized loss as of September 30, 2001 and 2002, Ch$8,575 and Ch$14,596 relate to a loss on shares of Terra Networks S.A. which have no maturity. The maturities of marketable securities are the following as of September 30, 2002:

                                     Amount
                        Year of Maturity             Ch$
                        ----------------             ---
                    2002                                  -
                    2003                                  -
                    2004                              7,131
                    2005                             65,304
                    No contractual maturity           9,888
                        Total                        82,323




(b) Accounts and notes receivable, net

Accounts and notes receivable as of each year-end are as follows:

                                                      For the nine-month periods
                                                          ended September 30 ,
                                                      2001               2002
                                                      ----               ----
                                                      Ch$                 Ch$
    Accounts and notes receivable:
       Trade accounts                                 225,654           232,788
       Trade notes                                     11,519             9,833
       Due from employees                              13,789             8,641
       Prepaid customs duties                               -               308
       Accounts receivable from Metropolis Intercom     1,452             1,844
       Allowance for doubtful accounts and notes      (96,704)          (82,894)
       Other accounts and notes receivable             13,524             9,931

             Accounts and notes receivable, net       169,234           180,451


(c) Inventories, net

Inventories as of each year-end include the following:

                                                     For the nine-month periods
                                                         ended September 30,
                                                        2001             2002
                                                        ----             ----
                                                         Ch$             Ch$
           Inventories:
              Equipment for sale                       30,730          13,086
              Consumable supplies                      12,138           9,129
              Allowance for obsolescence               (3,169)         (5,918)

                                  Total                39,699          16,297

(d) Other current assets

Other current assets as of each year-end are the following:

                                                     For the nine-month periods
                                                        ended September 30,
                                                       2001             2002
                                                       ----             ----
                                                        Ch$              Ch$
       Other current assets:

          Forward exchange contract receivables      93,011          50,929
          Prepaid expenses                           10,575           9,493
          Cellular equipment                          3,578           7,715
          Advanced union bonus payments               2,400               -
          Phone books and yellow pages                   33           7,818
          Prepaid customs duties                      1,329               -
          Deferred financial charges                  1,796             809
          Other current assets                        9,540           2,243

                              Total                 122,262          79,007




 (e)    Property, plant and equipment, net

Property, plant and equipment as of each year-end are the following:

                                                     For the nine-month periods
                                                         ended September 30,
                                                       2001             2002
                                                       ----             ----
                                                        Ch$             Ch$
           Property, plant and equipment:
              Land                                       29,080          27,177
              Building                                  199,843         184,440
              Telephone plant and equipment:
                 Central exchanges                    1,394,552       1,418,684
                 External plant                       1,353,925       1,344,140
                 Subscribers' equipment                 490,450         457,380
              Office furniture and equipment             96,129         137,291
              Construction in progress (1)              211,588         140,418
              Other property, plant and equipment        73,297          45,112
                 Sub-total                            3,848,864       3,754,642
              Accumulated depreciation               (1,795,160)     (1,878,375)
                 Property,plant and equipment, net    2,053,704       1,876,267

(1) Interest expense capitalized on construction of plant and equipment totaled Ch$14,570 and Ch$9,847 for the nine-month periods ended September 30, 2001, and 2002, respectively.

                                                                                   For the nine-month periods
                                                                                        ended September 30,
                                                                                 2001                      2002
                                                                                 ----                      ----
                                                                                  Ch$                      Ch$
    Assets recorded under capital leases included in property, plant and equipment
                Cost                                                               16,948                   11,063
                Accumulated depreciation                                          (10,004)                  (3,987)
                                Total, net                                          6,944                    7,076


(f)    Other assets, net

 Other assets as of each year-end are the following:
                                                                                   For the nine-month periods
                                                                                        ended September 30,
                                                                                   2001                      2002
                                                                                   ----                      ----
                                                                                    Ch$                      Ch$
        Other assets:
        Long-term receivables:
          Trade (loans at an interest rate of 4% per annum plus
            adjustment for inflation) (1)                                            8,759                    6,252
          Non-trade                                                                 19,591                   16,996
        Exchange insurance                                                          21,796                   17,233
        Employees (loans at an interest rate of 2% per annum plus                    2,527                    2,370
            adjustment for inflation) (1)
        Deferred prior-service cost of severance indemnities (See
            note 7)                                                                  8,051                    6,000
        Deferred charge for change in discount rate of severance
            indemnities (See note 7)                                                 1,259                      550
        Unamortized expenses on debentures issued                                    8,676                    6,643
        Unamortized expenses on loan agreements                                        930                    2,229
        Computer software                                                           31,553                   62,593
        Investments in related companies                                            14,204                   38,772
        Investments in other companies                                                 714                      752
        Submarine cables use rights                                                 15,165                   16,530
        Prepaid rent  (electric post )                                               2,879                    1,625
        Deferred union contract bonus (Net)                                              -                    1,316
        Suppliers advances                                                               -                    4,434
        Commercial projects under development                                        5,406                        -
        Other assets                                                                 3,435                      950

                                    Total                                          144,945                  185,245

(1) Accrued interest receivable of long-term trade and employee receivables is recorded in Trade Notes and Due From Employees in Accounts and Notes Receivable.

(g) Goodwill, net

    Goodwill related to investments made in companies which have been consolidated totaled Ch$254,710 in 2001 and Ch$250,559 in 2002 with accumulated amortization amounts of Ch$47,161 and Ch$59,079 as of September 30, 2001 and 2002 respectively. Amortization of goodwill amounted to Ch$11,454 and Ch$8.884 for the nine-month periods ended September 30, 2001 and 2002, respectively, Goodwill accounted for during 2001 resulted primarily from the following investments:

    On June 29, 2001, Telefonica CTC Chile contributed Ch$2,918, equivalent to 3,209,203 shares representing the 28.84% of Atento Chile S.A. Such contribution was materialized through the contribution of fixed assets, cash, and 2,135,024 shares of CTC-Marketing e Informacion S.A. owned by Telefonica CTC Chile. This transaction originated goodwill in the amount of Ch$575 for Telefonica CTC Chile.

    On October 19, 2001 Telefonica Empresas S.A. acquired 40% of Administradora de Telepeajes de Chile S.A., which the subsidiary Sonda S.A. previously owned, for Ch$ 96, creating goodwill of Ch$ 96.

    As established in FAS 142, Since year 2002, goodwill adjustments will be registered once a year at end of period


(h) Accounts payable and accrued liabilities:

Accounts payable and accrued liabilities as of each year-end are the following:

                                                      For the nine-month periods
                                                        ended September 30,
                                                              2001          2002
                                                              ----          ----
                                                               Ch$           Ch$
           Accounts payable and accrued liabilities:
            Trade accounts and notes                      171,339        137,520
            Dividends                                         277          2,430
            Salaries                                       29,619         38,084

                               Total                      201,235        178,034

(i) Bank borrowings

Short-term and long-term bank borrowings and long-term debt as of each year-end are the following:

                                                                               For the nine-month periods
                                                                                  ended September 30,
                                                                                2001               2002
                                                                                ----               ----
                                                                                 Ch$                Ch$
    Short-term bank borrowings:
     Bank borrowings, interest rates of 2.47% to 5.39%
         in 2002 and 0.9% to 5.77% in 2001                                     22,771             17,844
                                                                            ----------------------------
           Total Short-term bank borrowings                                    22,771             17,844
                                                                            ============================

    Current maturities of long-term bank borrowing and debt:
     UF bank loans, interest rates of 2.33% to 2.60% in 2002
        and 3.53% to 7.0% in 2001                                              34,119             11,394

     US$ bank loans, interest rates of 2.27 to 2.38% in 2002
        and 4.08% to 8.10% in 2001                                            162,643             30,494

     Euro bank loans, interest rate of 5.28% in 2001                               45                  -
     DM bank loans, interest rate of 6.25% in 2001                                422                  -
     UF debentures maturing through 2020, interest rates of
       5.50% to 6.75% in 2002 and 5.50% to 6.75% in 2001                       23,488             18,237
     US$ debentures (Yankee Bonds), interest rates of 7.625%
       to 8.375% in 2002 and 2001                                               5,168              5,585

     Euro debentures, interest rate of 5.375% in 2002 and 2001                  1,021                981
     Other                                                                      2,195                557
                                                                            ----------------------------
           Total Current maturities of long-term bank borrowing and debt:     229,101             67,248
                                                                            ============================

    Long-term bank borrowings:
     UF bank loans, interest rates of 3.27%  in 2002
       with 3.53% to 7.0% in 2001, maturing through 2005                       89,144             58,498
     US$ bank loans, interest rates of 2.40% to 3.38% in
       2002 and 4.08% to 8.10% in 2001, maturing through 2006                 525,572            540,471
     Euro bank loans, interest rate of 5.28% in 2001                          103,422                  -
                                                                            ----------------------------
            Total long-term bank borrowings:                                  718,138            598,969
                                                                            ----------------------------

    Long-term debt:
     UF debentures maturing through 2020 with interest rates
       of 5.50% to 6.75% in 2002 and  2001.                                   176,803            125,718
     US$ debentures (Yankee Bonds), interest rates of
       7.625% to 8.375% in 2001 and 2000, maturing through 2006               283,877            299,322

    Euro debentures, interest rate of 5.375% in 2001 and 2000,
       maturing through 2004                                                  129,164            119,863
     UF capital leases, interest rates of 6.44% to 11.47%,
       maturing through 2004                                                    4,765              3,896
     Deferred customs duties                                                    5,925                  -
     Foreign exchange forwards contract liabilities                            20,212              8,134
     Other                                                                      8,609              6,086
                                                                            ----------------------------
            Total long-term debt:                                             629,355            563,019
                                                                            ----------------------------
            Subtotal                                                        1,347,493          1,161,988
                                                                            ----------------------------
                 Total long-term bank borrowings and long-term debt         1,576,594          1,229,236
                                                                            ============================

(j) Bank borrowings, continued


    The following payments of bank borrowings and long-term debt, including capital leases and current maturities, are scheduled to be paid during each of the periods indicated:

                                             Capital Leases       Other             Total
                                                    Ch$              Ch$               Ch$
                                                    ---              ---               ---
      2002 (including accrued interest)           1,098           39,391            40,489
      2003                                          967          210,481           211,448
      2004                                          917          419,479           420,396
      2005                                          867          354,048           354,915
      2006                                        1,190           68,864            70,054
      2007 and thereafter                         2,589          129,345           131,934

                          Total                   7,628        1,221,608         1,229,236

    The present value as of September 30, 2002 of net short and long-term minimum lease payments totaled Ch$785 and Ch$5,213, respectively. The imputed interest totals Ch$1,630.


(k)    Deferred income taxes

    On September 28, 2001, the Chilean corporate income tax rate was increased from the current level of 15% to 16% for 2002, 16.5% for 2003, and 17% for 2004 and thereafter. As of September 30, 2002, the deferred tax balances include the rate increases.

    The components of net deferred income taxes as of each year-end are as follows:

                                            For the nine-month periods ended September 30 ,
                                                2001                             2002
                                                ----                             ----
                                     Current         Long-term         Current        Long-term
                                      Asset          Liability          Asset         Liability
                                       Ch$              Ch$              Ch$             Ch$
                                       ---              ---              ---             ---
       Depreciation                      -            185,866               -          178,978
       Severance indemnities             -              6,731               -            6,482
       Provisions                    7,389                  -          20,504
       Capitalization of interest     -                 4,036               -            1,575
       Tax losses (1)               49,039                  -           1,834
                                                                                       (23,461)
       Others                       16,057                  -           4,150            9,720

                    Total           72,485            196,633          26,488          173,294

(1) Under the current Chilean law, tax losses can be carried forward indefinitely.

4.  Supplementary Cash Flow Information:


                                                      For the nine-month periods
                                                          ended September 30,
                                                       2001                 2002
                                                       ----                 ----
                                                        Ch$                 Ch$
    Interest paid (net of amounts capitalized)       79,183               67,208
    Income taxes paid                                 4,721                5,620
    Plant and equipment acquired by assuming
       directly related long-term debt or
       entering into capital leases                     344                  131


5.  Shareholders' Equity

    Common stock: Telefonica CTC Chile's capital is represented by no-par-value shares divided into two series (Series A and Series B). The rights of both series of shares are identical, except that the Series A shareholders as a class appoint nine directors and the Series B shareholders as a class appoint one director.

    Earnings per share: Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share during any period is calculated assuming that the convertible debentures had been converted at the beginning of the period, after adjusting net income for interest accrued on the convertible debt, net of income taxes. During 1999, 2000 and 2001, there were no convertible securities, warrants or similar instruments convertible into common stock outstanding.

    Placement of shares on international markets: On July 27, 1990, Telefonica CTC Chile issued 110,488,729 Series A shares in the international markets. Telefonica CTC Chile listed these shares on the New York Stock Exchange in the form of American Depositary Shares (ADSs) evidenced by American Depositary Receipts (ADRs). At the time the ADR program was established, each ADS represented 17 Series A shares of Telefonica CTC Chile. Effective January 2, 1997, this ratio was changed to 4 Series A shares of Telefonica CTC Chile per ADS.

    Dividends: In accordance with Chilean law, dividends may only be paid out of earned income as determined in accordance with accounting principles generally accepted in Chile ("Ch GAAP"). Such principles differ from US GAAP. As of September 30, 2002, retained earnings determined under US GAAP were Ch$115,158 lower than retained earnings determined under Ch GAAP.

    Unless the General Shareholders' Meeting resolves otherwise by the unanimous vote of all the issued shares, Chilean law requires that Telefonica CTC Chile distribute as cash dividends at least 30% of the net income of the preceding year, as determined in accordance with Ch GAAP.

    As a consequence of net losses generated by the Company for the fiscal year 1999 in accordance with Chilean GAAP, the annual shareholders meeting held on March 15, 2000, approved charging to retained earnings the interim dividend previously paid in August 1999. Previously, on October 25, 1999 and December 16, 1999, the Board of Directors of the Company had approved the suspension of the second and third interim dividends to be paid in November 1999 and February 2000, respectively. The Company agreed not to distribute any additional dividends on 1999 results. Regarding fiscal year 2000, on July 26, 2000 and October 26, 2000, the Board of Directors of the Company approved the suspension of payment of the first and second interim dividend due to be paid in August 2000 and in November 2000, respectively due to the financial results of the Company. On January 31, 2001, the board of directors approved the suspension of the third interim dividend which was to be paid in February 2001. On April 26, 2001 the annual General Shareholders' meeting approved the suspension of the final dividend for fiscal year 2000 due to the net losses of the Company for that year.

    (d) Dividends: continued.

    Regarding fiscal year 2001, on April 26, 2001 the Ordinary General Shareholders' Meeting determined that it was the intention of the Company's Board of Directors to distribute approximately 30% of the Company's net income determined in accordance with Chilean GAAP through the payment of three interim dividends in the months of August and November 2001 and February 2002, and to propose at the Annual General Shareholders' Meeting the payment of a final dividend, payable in May 2002.

    On July 25, 2001, October 24, 2001 and January 10, 2002 Telefonica CTC Chile's Board of Directors agreed to cancel the first, second and third interim dividend payments of 2001, which would have had to be paid in August and November 2001 and February 2002, respectively. The cancellation was based on the accumulated loss in the first nine moths of this year 2001.

    On April 5, 2002, Telefonica CTC Chile held its Annual Ordinary Shareholders Meeting at which the Company announced its dividend policy for 2002. The dividend policy for 2002 contemplates to distribute, at least, 30% (same percentage as the minimum required by law) of the Company's net income for 2002 - in accordance with Chilean GAAP -, by paying a single dividend in May 2003, which will be proposed to the corresponding ordinary shareholder's meeting. The Company's shareholders approved the payment of a final dividend which represents 30% of the Company's net income for fiscal year 2001 and was paid by the Company in May 2002. Considering the amount of shares fully subscribed and paid as of December 31, 2001, this final dividend amounts to Ch$1,233. The dividend has been accrued in the accompanying financial statements.


6.  Related party transactions:

    In the ordinary course of its business, the Company engages in a variety of transactions with its affiliates, primarily for transfer of assets and purchases of goods and services that may also be provided by other suppliers. All these transactions are carried out at arm's-length negotiated prices.

    Current related party balances:

                                                                           As of and for the periods ended September 30,
                                                                           ---------------------------------------------

                                                                Balances receivable   Balances payable              (Income)
                                                                     (current)           (current)                  Expense
                                                                     ---------                   -                  -------
         Related Party               Nature of Transaction        2001      2002       2001      2002       2000      2001      2002
         -------------               ---------------------        ----      ----       ----      ----       ----      ----      ----
                                                                   Ch$       Ch$       Ch$        Ch$       Ch$        Ch$       Ch$
 Telefonica Internacional de   Coordination agreement
   Chile S.A.                                                     -          -          -       128        381         -         -
 Telefonica Internacional de   Interest on long-term loan
   Chile S.A.                   at LIBOR plus 110 bps             -          -     11,839         -      2,830     1,842       718
 Telefonica de Espana S.A.     Long distance
                                correspondence agreement        743        787          -         -     (2,567)   (1,632)       14
 Impresora y Comercial         Invoicing and collection
   Publiguias S.A.              of advertising in
                                telephone directory and
                                income from the              23,074      1,242      5,924     1,660    (13,447)  (14,334)      (77)
                                participation in such
                                sales
 Buenaventura S.A.             Rental of mobile
                                communications facilities         -          -          -         -        138         -         -
 Atento  Chile S.A.            Current account                3,087        405      5,920     5,646      6,901     9,077     8,674
 Emergia Chile S.A.            Delivery of services             153        884        527       820          -         -      (866)
 Unisel Chile S.A.             Information systems               48          -        237         -        (47)       78         -
                                services
 Datadec                       Information systems               53          -          -         -         (2)       46         -
                                services
 Terra Networks Espana S.A.    Current account agreement        146          7          -         -          -         -         -
                                (1)
 Orden  S.A.                   Information systems services      72          -          1         -        (34)                  -
 Orden Gestion S.A.            Information systems services                  -          -         -        (57)       10         -
 Inversiones Pacifico S.A.     Acquisition of 60% of
                                Sonda (Balance due) (2)           -          -      4,297         -        820       653         -
 Tecnopolis Comercial          Information systems              593          -          -         -        (18)       31         -
                                services
 Unisel Argentina S.A.         Information systems services       -          -          -         -         (7)        -         -
 Terra NetworksChile S.A.      Current account agreement      2,655        984      1,386     2,122      2,438       471    (2,149)
 Sonda S.A.                    Information systems services       -     1,755          -       902                    -         -

 Telefonica Data Espana        Delivery of services               -       376          -         -          -         -         -
 Payrroll S.A.                 Information systems services       5         -          5         -          -         1

 CTC Marketing e Informacion   Delivery of services               -       358          -         -          -         -         -
   S.A.
 Atento Educacion              Delivery of services               -         2          -         -          -         -         -
 Atento Recursos               Delivery of services                          -                   31                            344
 Telefonica Procesos Tec. De   Delivery of services               -    12,273          -         -          -         -      (406)
   Informacion.
 Telefonica  Mobil Solutions   Delivery of services               -         2          -         -          -         -         -
   Chile S.A.
 SBS Ltda.                     Delivery of services             995         -          -         -          -         -         -
 Other                                      -                   140         -        327         -       (100)       65         -

          Total                                              31,764    19,075     30,463    11,309     (2,771)   (3,692)    6,252


Long-term related party balances:


(1) The Company owns 2,984,986 shares, or an 1.1% equity interest in Terra, a subsidiary of the Telefonica Group. Until October 4, 2009, Terra has the right of first refusal with respect to any transfer of the Company's Terra shares.

(2) On January 11, 1999, Telefonica CTC Chile acquired 60% of the outstanding equity of Sonda for the Chilean peso equivalent of US$126 (historic value). Telefonica CTC Chile paid the peso equivalent of US$ 91, US$ 7 and US$ 28 in 1999, 2000 and 2001, respectively per the purchase loan agreement.


7.  Employees:

    (a) Employee Benefits: Employee pension and health insurance benefits are provided by independent pension funds and health-insurance companies, which are funded by employees' contributions. Telefonica CTC Chile has no responsibility as an employer to make payments under these plans, other than to withhold amounts from employees' salaries. One of Telefonica CTC Chile's subsidiaries is a health-insurance company which provides health insurance to the majority of the employees of Telefonica CTC Chile and other related companies that have voluntarily elected to use this insurance carrier.

    Substantially all of Telefonica CTC Chile's employees have the right to receive an indemnity in the event of voluntary or involuntary severance of employment. The severance indemnity is generally equal to 40 days' remuneration for each year of service, computed at the latest salary level. As permitted by law, in certain cases Telefonica CTC Chile prepaid part of the future severance indemnities. The difference between the prepaid amount and the present value of such future obligations prepaid amounts were charged to income. The effect of such charges on all periods presented was not significant.

    Termination indemnity employee benefits have been accounted for in accordance with SFAS No. 87 consistent with that of a defined benefit pension plan, measuring the liability by projecting the future expected severance payments using an assumed salary progression rate net of inflation adjustments, mortality and turnover assumptions, and discounting the resulting amounts to their present value using real interest rates.

    The related prior-service costs that arose when the current severance indemnity plans were created together with the effect of updating the discount rate from 8% to 7% in 1993, are recorded as deferred assets and charged to income using the straight-line method over the estimated average remaining service period of the employees.

    (b) Corporate Restructuring and Activity Value Analysis Project: On October 14, 1999, Telefonica CTC Chile announced a new organizational structure aimed at increasing efficiency within the Company. The new organizational structure is composed of three different units and is intended to facilitate the decision-making process in order to provide timely and effective services and solutions to customers. This structure includes (i) a management center, which defines the corporate strategic objectives; (ii) business units, which are comprised of subsidiaries and business areas, including network services and information systems; and (iii) a central services unit which brings together the operative support units for administrative activities.

    In addition, in November 1999, the Company completed its activity value analysis project, which began during the second quarter of 1999. The purpose of this project was to evaluate the costs and productivity of the following areas of Telefonica CTC Chile's operations: administration, network management and maintenance, repairs, sales, customer service, collections and finance. The completion of this project resulted in the elimination or alteration of certain business activities of the Company, which in turn led to the downsizing of approximately 385 employees in 1999, including 31 executives (primarily managers and department heads). The Company also terminated its contractual relationships with several of its independent contractors. In total, the Company's headcount was reduced by 1,381 and 1,060 employees for 1999 and 2000, respectively, due to early retirement plans, voluntary resignations and other reasons. These amounts include the 717 and 512 employees for 1999 and 2000, respectively, who accepted early retirement plans offered by the Company during the year. In addition, during the months of January and February 2001, and as part of the corporate restructuring process, the Company implemented a new early retirement plan which was accepted by 54 employees.

    During the month of June 2001, the Company carried out a headcount reduction process which involved 1,608 employees of Telefonica CTC Chile and its subsidiaries. This process together with the early retirement plan implemented in early 2001, originated charges to income from severance payments and other costs for a total amount of Ch$18,519 during the first half of 2001. This headcount reduction process is part of a broad business restructuring with the objective of achieving a better competitive positioning and increased efficiency that would allow the Company to partly compensate for the losses recorded in the last two years.

8.       Commitments and Contingencies:

    (a) Claims and lawsuits: Unless expressly stated otherwise in this section, the amounts of judgments and claims for damages, as stated in Chilean pesos, do not include readjustment for inflation, interest or other costs that may be required at final judgment. When a judgment or claim is stated in a readjusting unit of currency, such as UF, no further inflation readjustment is required.

      Protempore Ltda. Since 1994, Telefonica CTC Chile has contracted with Protempore Ltda. ("Protempore") for temporary personnel services. Towards the end of 1997, Chilean labor authorities discovered that approximately 200 of Protempore's employees were working for Protempore without a formal contract. This led the labor authorities to fine Telefonica CTC Chile and placed Telefonica CTC Chile at risk of having to undertake additional obligations with respect to the employees, such as funding their pensions and benefits. Telefonica CTC Chile considers Protempore to be in violation of the contract for temporary personnel services, and has sued for its termination. Protempore has also sued for termination of the contract, and is seeking damages from Telefonica CTC Chile in the amount of Ch$7,886. No judgment has been rendered on these claims.

      VTR Telefonica. On June 30, 2000, VTR Telefonica S.A. presented a claim as part of an ordinary lawsuit related with access charges payments in the amount of Ch$2,500 million (US$4.6 million historic) based on differences from the time access charges were reduced as a result of the new tariff decree. On July 11, 2002, the court issued an initial ruling, by which CTC obligated to pay access charges since November, 1999. Additionally, the ruling states that the payment to VTR must be net of amounts invoiced by CTC to VTR since the same date. Telefonica CTC Chile has appeal this decision before the Appeals Court of Santiago. As of the date of this report, the appeal is still pending.

      Unions Executive Lawsuit. On August 13, 2002, the intercompany labor unions SINATE, V Region N(degree)1 and the professional union presented an executive lawsuit against Telefonica CTC Chile, requesting the payment of Ch$7,500 million (approximately US$10 million) as a result of the non payment of goals-based incentive established payments in the collective contracts applicable until June 30, 2002. An initial ruling by the Fifth Labor Court of Santiago accepted the lawsuit, and ordered Telefonica CTC Chile to pay the referred amount, which can be materialized through a seizure of goods. Given the above, Telefonica CTC Chile presented an appeal to the Appeals Court of Santiago due to the errors incurred in that sentence, which concedes executive merit to the provision contemplated in the collective contract, not withstanding that the previous assumptions contemplated in the same document have not been verified so as to establish payment of the incentive. During the procedure of this new appeal, the Supreme Court conceded an order of "not innovate", requested by the Company, thus avoiding the materialization of the seizure for the referred amount. With the same grounds, other unions have requested the payment of the same incentive, but in non-executive procedures, none of which have yet been ruled upon .

8.    Commitments and Contingencies, continued:


      Other Claims. Telefonica CTC Chile is also party to various lawsuits arising in the ordinary course of its business. Management considers it unlikely that any losses associated with the pending lawsuits described above will significantly affect Telefonica CTC Chile's results of operations, financial position and cashflows, although no assurance can be given to such effect. Accordingly, Telefonica CTC Chile has not established a provision for these lawsuits.

      (b) Debt covenants: The financial covenants contained in the Company's syndicated credit agreements are as follows:

      The Company's interest coverage ratio for the four consecutive fiscal quarters as of the end of each fiscal quarter shall not be less than 3.00 to 1.00 times the consolidated EBITDA over the consolidated net interest expenses;

      The Company's cash flow ratio as of the end of each fiscal quarter shall not be less than (i) from and including January 1, 2000 to and including June 30, 2000, 0.15 to 1.00 times the consolidated adjusted cash flow over the consolidated debt, and (ii) on and after July 1, 2000, 0.166 to
      1.00 times the consolidated adjusted cash flow over the consolidated debt; and

      The Company's leverage ratio as of the last day of each fiscal quarter shall not be more than 1.60 to 1.00 times the total consolidated liabilities over the total shareholders' capital.

      Such ratios are calculated based on financial statements according to Chilean GAAP. As of September 30, 2002, Telefonica CTC Chile was in compliance with all debt covenants.

      (c) Derivatives and other foreign exchange contracts:

      Exchange rate forward contracts:

      In order to reduce the impact of exchange rate fluctuations on its foreign currency-denominated debt, Telefonica CTC Chile has entered into forward contracts for the purchase of foreign currencies. As of September 30, 2002, the assets and its corresponding liabilities resulting from these contracts were as follows:

                                                              Net Asset
Currency           Asset           Currency     Liability     (Liability)
--------          -------          --------     ---------     -----------
                      Ch$                            Ch$            Ch$
   US$            845,116          UF            786,571         58,545
   US$             12,834          Euro           12,264           570
   Euro            59,018          US$            57,995         1,023
   US$             34,442          Ch$            32,946         1,496


      Telefonica CTC Chile's risk is the exposure of the cost of forward contracts to a higher interest rate to maturity. On the other hand, the market could be out of liquidity during the time of renovation o these contracts.

      The net effect in income for exchange rates forward contracts was a gain of Ch$ 164,043 in 2001 and Ch$ 109,810 in 2002.

      Cross-currency interest rate swap:

      In order to reduce the impact of Euro/US$ exchange rate fluctuations, Telefonica CTC Chile has entered into a cross-currency interest rate swap for the purchase of foreign currency. As of September 30, 2002, the assets and corresponding liabilities resulting from this contract were as follows:

                                                              Net Asset
Currency           Asset           Currency     Liability     (Liability)
--------          -------          --------     ---------     -----------
                      Ch$                            Ch$            Ch$
   Euro            73,892          US$            78,633         (4,741)

      Telefonica CTC Chile accounts for these contracts (Cross currency interest rate swap and Exchange rate forward contracts) at the market quoted future rate (in US$, UF and Euro). The right is held as an asset and the obligation is held as a liability. At the end of each period these amounts are netted and the remaining amount is classified either as an asset or a liability.


      Interest rate swap and collar contracts:

      As of September 30, 2002 Telefonica CTC Chile had entered into zero cost collar contracts for US$ 572.6. These contracts are at rates ranging from 4.17% to 7.00%.

      The net effect in income interest rate swaps and collar contracts was a loss of Ch$ 14,701 in 2001 and Ch$ 3,419 in 2002.


      (d) Concentration of credit risk: Telefonica CTC Chile invests its temporary excess cash principally in notes issued by the Central Bank of Chile, which are purchased in the secondary market. No losses have been incurred relating to the credit risk of these investments. Concentration of credit risk with respect to trade accounts and notes receivables is limited, due to the large number of customers comprising Telefonica CTC Chile's customer base.

         (e) Bank Guarantees for the payment of two nationwide bands of the mobile spectrum of 10 MHz each : In July 18, 2002, was held the bidding process where , Telefonica Movil presented the best bid for two of the three nationwide bands of the mobile spectrum of 10 MHz each in the 1900 MHz frecuency (PCS) for UF544,521 (approx. US$12.8 million). Telefonica Movil had to incurred in bank Guarantees in favor of The Undersecretary of Telecommunications for similar amounts.

      (f) Sale of 25% stake of Sonda : On September 26, 2002, Telefonica CTC Chile has signed an agreement through its subsidiary Telefonica Empresas CTC Chile S.A. ("Telefonica Empresas"), to sell 25% of its information systems subsidiary Sonda S.A. ("Sonda") for Ch$ 27,921 million (approximately US$37.5 million) in cash. The Company sold 11% of Sonda to Inversiones Pacifico II Limitada, and 14% to Inversiones Santa Isabel Limitada ("Santa Isabel"); both companies are related to Mr. Andres Navarro, founder of Sonda. As a result of this transaction Telefonica CTC Chile, through its subsidiary Telefonica Empresas, maintains a 35% stake in Sonda, while the remaining 65% is controlled by Mr. Andres Navarro, through his related companies.

      In addition, the Company has signed an agreement with Santa Isabel, through which Telefonica CTC Chile has a put option for its 35% stake in Sonda, to be exercised in July 2005, at the book value of this investment as of June 30, 2005 plus UF142,021 (approximately US$3.1 million), with a minimum value of UF 2,048,885 (approximately US$45.2 million). This minimum price has been guaranteed by Santa Isabel to Telefonica CTC Chile by a performance bond issued by Chilean banks.

      During August 2005, Santa Isabel will have a call option for Telefonica Empresas's 35% stake in Sonda, under the same conditions. Santa Isabel can also anticipate the exercise of its call option. It may exercise this option in July 2003, at book value as of June 30, 2003, plus a premium of UF 96,000 (approximately US$2.1 million), with a minimum price of UF 1,983,185 (approximately US$43.8 million). Alternatively, Santa Isabel may exercise the call option in July 2004, at book value as of June 30, 2004, plus a premium of UF 119,000 (approximately US$2.6 million), with a minimum price of UF 2,003,260 (approximately US$44.2 million).

      In accordance to the agreement, the recovering of equity value is totally guarantee, but the recovering of less value of investment will depend of Sonda's future results. The Company is evaluating the projections for future results of Sonda, to determine any impairment in the accounting balance of such account.


9. Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments:

      The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

      (a) Cash and cash equivalents, marketable securities, other currents assets, accounts payable and accrued liabilities and other long term debt: The carrying amount approximates fair value because of the short period of time between the origination of the instruments and their expected realization.

      (b) Accounts and notes receivable (net), other assets (long-term), current maturities of long-term debt, bank borrowings (long-term) and long-term debt: The fair value was estimated based on the discounted value of future cash flows expected to be received, considering a current discount rate that reflects the relative risks involved.

      (c) Finantial Derivatives Instruments (long-term): In accordance with SFAS 133, as of June 30, 2001 foreign exchange forward contracts are accounted for at fair value. Fair value is estimated based on a market based future foreign exchange-rate according to the length of the contract. Prior to SFAS 133, such contracts were not accounted for at the spot foreign exchange rate as of period end.

      9. Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments, continued


      The estimated fair values of Telefonica CTC Chile's financial instruments are as follows:

                                                                                     September 30,
                                                                                     -------------
                                                                          2001                            2002
                                                                          ----                            ----
                                                                Carrying           Fair        Carrying          Fair
                                                                 Amount           Value         Amount          Value
                                                                 ------           -----         ------          -----
                                                                   Ch$             Ch$            Ch$            Ch$
     Assets:
     Cash and cash equivalents                                  217,627        217,627         79,129         79,129
     Marketable securities                                       69,941         69,941         82,323         82,323
     Accounts and notes receivable (net) and other              169,234        169,234        180,451        180,451
     Other current assets (1)                                   122,262        122,262         79,007         79,007
     Other assets (long-term) (2)                               144,945        141,925        185,245        181,894
     Liabilities:
     Current maturities of long-term debt                       229,101        228,215         67,248         66,918
     Accounts payable and accrued liabilities (3)               201,235        201,235        178,034        178,034
     Foreign exchange forward contracts (long-term) (4)          20,212         20,212          8,134          8,134
     Bank borrowings (long-term)and long-term debt            1,327,281     1,285,307       1,153,854      1,075,527

(1) Includes repurchase agreements, net current foreign exchange forward contract receivables and other receivables.

(2)   Includes net long-term foreign exchange forward contract receivables.

(3) Includes foreign exchange forward contract payables (net) in 2001and 2002, and interest rate collar contract receivables.

(4) Includes net long-term foreign exchange insurance contract payables and revenues to be deferred in the long-term.


10. Information by Segment:

Telefonica CTC Chile discloses segment information in accordance with SFAS N(degree)131, "Disclosures about Segments of an Enterprise and Related Information" which establishes standards for reporting information about operating segments and related disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly used by the Chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company presents segment information in accordance with Chilean GAAP, which is used by management for internal reporting and decision-making purposes. The Chilean GAAP presentation is reconciled to U.S. GAAP, which is the basis under which the financial statements are presented. The Company manages and measures the performance of its operations by business segment. The internally reported operating segments are as follows:

Fixed Telephony
Fixed Telephony services include Primary Service, line connections and installations, value-added services, terminal equipment marketing, directory advertising and dedicated lines. Consistent with the financial statements, revenue is recognized as services are rendered.

Long Distance
The Company provides domestic and international long distance services. The long distance business segment also rents its long distance network to other telecom operators, such as long distance carriers, mobile telephony operators and Internet service providers. Consistent with the financial statements, revenue is recognized as services are rendered.

Information Systems Services
The Information Systems Services segment generates revenues by providing systems integration services and products, as well as information systems platforms. The services it provides include outsourcing, network management, hardware and software maintenance, development of information systems solutions and software applications, consulting and training services. Consistent with the financial statements, revenue is recognized as services are rendered.

Mobile Communications
Total mobile communications revenues include revenues from outgoing mobile traffic and mobile equipment sales, CPP interconnection revenues and revenues from other mobile services, such as paging, trunking and mobile data transmission. Handset and activation fee revenue is recognized at time of sale. Fees for cellular service are recognized monthly as services are provided, which includes a month-end estimate for cut-off purposes for contract services provided but not yet billed. Prepaid card revenues are recognized at time of sale.

Corporate Customer Communications and Data
Corporate customer communications service includes revenues from the sale and rental of telecommunications equipment and the sale of networks to corporate customers, the rental of networks associated with private network projects of corporate customers, and data transmission services. Revenue is recognized as the service is rendered or at the point of sale.

Other
Other services principally include public telephone services and interconnection services provided to other local networks. Revenue is recognized as services are rendered.

As the financial information used to measure the performance of the Company is prepared in Chilean GAAP, this information is not directly comparable with the information in these financial statements which is prepared in accordance with U.S. GAAP. The principal differences in accounting policies between the segmental information and the financial statements are the following:

o Derivatives are accounted for at fair value in these financial statements. No fair value adjustment is made in segmental information.

o Staff severance indemnities are valued using an actuarial method in the financial statements. The segmental information provides for the severance liability based on the severance cost that would exist if all employees remain with the Company until retirement, discounted to the balance sheet date.

o The difference between the sales price of a cellular handset and its higher cost is amortized over a period of two years for sales in 1999 and 2000 and over one year for sales in 2001 of handsets to customers purchasing a service contract. The difference is amortized over a period of one year for sales in 1999 and 2000 and over nine months for sales in 2001 of handsets to customers paying for the service in advance. In the financial statements under U.S. GAAP, the difference is recognized at the point of sale.

o As deferred taxes were not recognized in the segmental information prior to January 1, 2000, the effect of deferred taxes prior to this date is being recognized in the estimated reversal period of these deferred taxes. No such effect is required in the financial statements as deferred taxes were accounted for prior to January 1, 2000

Relevant information concerning Telefonica CTC Chile and its principal subsidiaries, which represent different segments, together with information regarding other subsidiaries is as follows:

           TELECOMMUNICATIONS COMPANY OF CHILE S.A. AND SUBSIDIARIES

                       Information by Segment, continued:

                                     ------------------------------------------------------------------------------------
                                                                          Amounts presented in Chilean GAAP
-------------------------------------------------------------------------------------------------------------------------
                                          Fixed             Long          Information        Mobile          Corporate
As of and for the nine-month            Telephony         Distance          Systems      Communications    Customer Comm.
periods ended  September 30,                                               Services                           and data
2001
Operating revenues                        352,334           82,793          105,144          139,037           69,368
Revenues                                  318,158           59,244           77,416          132,487           49,937
Intercompany transactions                  34,176           23,549           27,728            6,550           19,431

Operating expenses                       (287,336)         (51,127)         (94,427)        (153,474)         (61,222)
Salaries                                  (50,460)          (4,913)         (25,555)          (9,680)         (12,203)
Services                                  (56,293)         (29,474)         (44,974)        (103,969)         (19,995)
Depreciation                             (121,545)          (6,536)         (14,404)         (32,498)          (7,131)
Intercompany transactions                 (59,038)         (10,204)          (9,494)          (7,327)         (21,893)

Operating income, net                      64,998           31,666           10,717          (14,437)           8,146

Non-operating income                       12,681              545            2,583              580              (10)
Financial income                           11,006              427            1,203              410             (221)
Other non-operating income                  1,675              118            1,380              170              211
Non-operating expenses                   (101,006)          (9,986)          (2,744)          (6,832)            (722)
Financial expenses                        (68,810)            (490)          (1,770)             623             (133)
Other non-operating expenses              (32,196)          (9,496)            (974)          (7,455)            (589)
Price-level restatement                     2,575             (906)            (182)           4,959              720
Intercompany transactions                  15,934           (1,531)          (1,518)          (8,725)            (686)

Non-operating income, net                 (69,816)         (11,878)           1,175          (10,018)            (698)

Income (loss) before income taxes          (4,818)          19,788           11,892          (24,455)           7,448

Income taxes                               (9,253)          (2,730)          (3,300)           3,903              (11)
Minority interest                             -               (141)          (3,521)             -                -

Net (loss) income                         (14,071)          16,917            5,071          (20,552)           7,437

TOTAL ASSETS
   Total Assets                         3,043,247          323,452          141,448          431,964          208,812
   Intercompany transactions              417,373           94,970            6,505           26,498           10,377
                                        2,625,874          228,482          134,943          405,466          198,435

   CAPITAL  EXPENDITURES                   20,232            6,768            1,689           32,286            3,127

DEPRECIATION AND
   AMORTIZATION                           121,545            6,536           14,404           32,498            7,131

CAPITALIZED INTEREST                        6,933              -                -              4,031              -

                                      -----------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
                                           Other        Eliminations     Chile GAAP         U.S. GAAP        U.S. GAAP
As of and for the nine-month            Subsidiaries                         CTC          adjustments &
periods ended  September 30,                                            Consolidated   reclassifications
2001
Operating revenues                         45,820         (118,009)         676,487              -            676,487
Revenues                                   39,245              -            676,487              -            676,487
Intercompany transactions                   6,575         (118,009)             -                -                -

Operating expenses                        (40,229)        (122,427)        (565,400)         (25,786)        (591,186)
Salaries                                   (2,775)             -           (105,586)          14,662          (90,924)
Services                                  (16,482)            (204)        (270,983)         (37,878)        (308,861)
Depreciation                               (6,507)             210         (188,831)          (2,570)        (191,401)
Intercompany transactions                 (14,465)        (122,421)             -                -                -

Operating income, net                       5,591            4,418          111,087          (25,786)          85,301

Non-operating income                          537              217           16,699           (3,925)          12,774
Financial income                              (15)              36           12,774              -             12,774
Other non-operating income                    552              181            3,925           (3,925)             -
Non-operating expenses                     (4,756)            (223)        (125,823)          40,577          (85,246)
Financial expenses                         (1,080)             (30)         (71,630)         (12,299)         (83,929)
Other non-operating expenses               (3,676)            (193)         (54,193)          52,876           (1,317)
Price-level restatement                    (1,792)             -              5,374           (9,884)          (4,510)
Intercompany transactions                  (2,098)          (4,412)             -                -                -

Non-operating income, net                  (8,109)          (4,418)        (103,750)          26,768          (76,982)

Income (loss) before income taxes          (2,518)             -              7,337              982            8,319

Income taxes                               (1,939)             -            (13,330)           2,979          (10,351)
Minority interest                              59              -             (3,603)             -             (3,603)

Net (loss) income                          (4,398)             -             (9,596)           3,961           (5,635)

TOTAL ASSETS
   Total Assets                            81,494       (1,027,935)       3,202,482           62,930        3,265,412
   Intercompany transactions               27,093         (551,052)          31,764              -             31,764
                                           54,401          476,883        3,170,718           62,930        3,233,648

   CAPITAL  EXPENDITURES                    2,339              -             66,441           14,479           80,290

DEPRECIATION AND
   AMORTIZATION                             6,507            1,939          190,560              841          191,401

CAPITALIZED INTEREST                          -                -             10,964            3,606           14,570

                                     ------------------------------------------------------------------------------------
                                                                          Amounts presented in Chilean GAAP
-------------------------------------------------------------------------------------------------------------------------
                                          Fixed             Long          Information        Mobile          Corporate
As of and for the nine-month            Telephony         Distance          Systems      Communications    Customer Comm.
periods ended  September 30,                                               Services                           and data
2002
Operating income                          313,358           73,048           62,021          154,203           93,717
Revenues                                  277,526           54,314           61,321          147,637           60,267
Intercompany transactions                  35,832           18,734              700            6,566           33,450

Operating expenses                       (275,029)         (47,175)         (59,868)        (142,153)         (78,408)
Salaries                                  (40,224)          (4,646)         (18,432)          (9,997)         (10,962)
Services                                  (64,915)         (26,020)         (35,268)         (87,192)         (23,571)
Depreciation                             (127,419)          (7,070)          (6,004)         (37,057)          (7,983)
Intercompany transactions                 (42,471)          (9,439)            (164)          (7,907)         (35,892)

Operating income, net                      38,329           25,873            2,153           12,050           15,309

Non-operating income                       11,046              493            3,888              718              142
Financial income                            8,429              254            1,271              353               12
Other non-operating income                  2,617              239            2,617              365              130
Non-operating expenses                    (88,457)          (8,199)          (1,621)           1,163             (907)
Financial expenses                        (61,498)            (217)            (742)           2,496             (347)
Other non-operating expenses              (26,959)          (7,982)            (879)          (1,333)            (560)
Price-level restatement                    (5,260)             (25)          (2,148)              82              464
Intercompany transactions                  18,355           (1,954)             -            (10,181)             175

Non-operating income, net                 (64,316)          (9,685)             119           (8,218)            (126)

Income (loss) before income taxes         (25,987)          16,188            2,272            3,832           15,183

Income taxes                              (12,078)          (2,998)          (1,006)          (1,161)          (2,136)
Minority interest                             -               (102)            (595)             -                -

Net (loss) income                         (38,065)          13,088              671            2,671           13,047

TOTAL ASSETS
   Total Assets                         2,822,164          227,239              -            416,559          252,575
   Intercompany                           426,051           41,032              -             14,134          103,524
transactions
                                        2,396,113          186,207              -            402,425          149,051

CAPITAL EXPENDITURES                       20,284            1,094              -             12,150            7,697

DEPRECIATION AND
   AMORTIZATION                           127,419            7,070            6,004           37,057            7,983

CAPITALIZED INTEREST                        6,446              -                -              3,445              -

                                     -----------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                          Other        Eliminations     Chile GAAP         U.S. GAAP        U.S. GAAP
As of and for the nine-month           Subsidiaries                         CTC          adjustments &
periods ended  September 30,                                           Consolidated   reclassifications
2002
Operating income                          53,276         (110,069)         369,554              -            639,554
Revenues                                  38,489              -            369,554              -            639,554
Intercompany transactions                 14,787         (110,069)             -                -                -

Operating expenses                       (52,569)         111,705         (540,327)         (37,259)        (577,586)
Salaries                                  (5,633)             -            (89,894)          (1,859)         (91,753)
Services                                 (21,596)          (1,565)        (256,997)         (30,881)        (287,878)
Depreciation                              (7,923)             (20)        (193,436)          (4,519)        (197,955)
Intercompany transactions                (17,417)         113,290              -                -                -

Operating income, net                        707            1,636           99,227          (37,259)          61,968

Non-operating income                       9,144              (93)          25,524          (15,162)          10,362
Financial income                              43              -             10,362              -             10,362
Other non-operating income                 9,101              (93)          15,162          (15,162)             -
Non-operating expenses                    (2,483)             309         (112,394)          71,740          (40,654)
Financial expenses                          (133)               2          (60,443)           5,717          (54,726)
Other non-operating expenses             (13,931)             307          (51,951)          66,023           14,072
Price-level restatement                      (38)             -             (6,925)          (4,838)         (11,763)
Intercompany transactions                 (4,543)          (1,852)             -                -                -

Non-operating income, net                  2,080           (1,636)         (93,795)          51,740          (42,055)

Income (loss) before income taxes          2,787              -              5,432           14,481           19,913

Income taxes                                (820)             -            (20,199)           8,464          (10,124)
Minority interest                            (29)             -               (726)             -               (726)

Net (loss) income                          1,938              -            (15,493)          22,945            7,452

TOTAL ASSETS
   Total Assets                           77,534       (1,016,315)       2,779,756           29,726        2,809,482
   Intercompany                            1,864         (567,530)          19,075              -             19,075
transactions
                                          75,670          448,785        2,760,681           29,726        2,790,407

CAPITAL EXPENDITURES                       7,488              -             48,713            3,626           52,339

DEPRECIATION AND
   AMORTIZATION                            7,923            1,137          194,593            3,362          197,955

CAPITALIZED INTEREST                         -                -              9,891              (44)           9,847

11.  Subsequent Events:

     In October 28, 2002, Compania de Telecomunicaciones de Chile S.A. has implemented a reorganization of its businesses, in line with the restructuring plan that was approved by the Company's Board of Directors on October 24, 2002. The main objective of this reorganization is to improve Telefonica CTC Chile's position in the context of important changes that are occurring at an accelerated rate in the telecommunications industry.

     This reorganization implied personnel reductions of 1,070 employees of Telefonica CTC Chile, including its subsidiaries. The financial impact of this restructuring process amounted Ch$ 14,941 million (US$20.0 million), which was accounted for in the Company's financial results as of and for the period ended September 30, 2002.

     The main element of the Company's new organizational structure is an increased focus on the customer. Accordingly, the reorganization consists mainly in that Telefonica CTC Chile will begin operating through three main business units: (i)General Consumers and Small Businesses, (ii) Corporate customers and (iii) Mobile business

     In accordance to all above, the following changes of executives were made:

     General consumers and small business is under the direction of Mr. Velko Petric (formerly, Telefonica Mundo's CEO); Corporate Customers (including the businesses of the subsidiary Telefonica Data) under the direction of Mr. Ricardo Majluf (formerly Telefonica Empresas's CEO); and Mobile, keeps under the direction of Mr. Jose Moles. In addition, two areas are created to serve as support areas for these business units: Management of Customers, in charge of sales and distribution throughout the country, under the direction of Mr. Diego Barros (formerly, Residencial business Manager) ; and Management of Network Services, in charge of infrastructure and technical network maintenance, under the direction of Mr. Franco Faccilongo.

12.  Recently Issued Accounting Pronouncements:

     On July 20, 2001, the Financial Accounting Standards Board issued Statements No. 141, "Business Combinations" ("SFAS No. 141") and No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Poolings initiated prior June 30, 2001 are grandfathered. SFAS No. 142 replaces the requirements to amortize intangible assets with indefinite lives and goodwill with a requirement for an impairment test. SFAS No. 142 also requires an evaluation of intangible assets and their useful lives and a transitional impairment test for goodwill and certain intangible assets. After transition, the impairment tests are to be performed annually. The Company is required to adopt SFAS No. 142 on January 1, 2002. Notwithstanding any future transactions, the adoption of SFAS Nos. 141 and 142 is not expected to have a significant effect on the results of operations, financial position or cash flows of the Company other than described above.

     In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in that opinion). SFAS 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and broadens the presentation of discontinued operations to include more disposal transactions than were included under the previous standards. For the Company and other calendar-year companies, SFAS No. 144 is effective beginning January 1, 2002. The Company does not expect the adoption of SFAS 144 to have a material impact on its results of operations, financial position or cash flows.

               Management's Discussion and Analysis of Unaudited
                       Consolidated Financial Statements

     This management's discussion and analysis of unaudited consolidated financial statements contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including but not limited to Compania de Telecomunicaciones de Chile S.A.'s expectations for its performance. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward looking statements included in this document are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compania de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compania de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compania de Telecomunicaciones de Chile S.A.'s control.

     The translations of Chilean peso amounts into U.S. dollar amounts are included solely for the convenience of readers in the United States of America and have been made at the rate of Ch$ 748.73 to US$1.00, the rate of exchange reported by the Central Bank of Chile for September 30, 2002. Such translations should not be construed as representations that the Chilean peso amounts could be converted into U.S. dollars at the above rate or any other rate.

1.   General

     Following is a description of the most relevant issues and developments concerning the Company in the nine-month period ended September 30, 2002. Many items described below are related to previously disclosed events. Accordingly, Telefonica CTC Chile's management strongly recommends that you review its prior reports on Form 6-K and our Annual Report on Form 20-F dated June 24, 2002.


     Tariff Decree. The new Tariff Decree implemented in September 1999 with retroactive effect as of May 5, 1999, established the maximum rates that Telefonica CTC Chile could charge for local telephone and fixed network interconnection services for a period of five years.

     The main regulated services are: Telephone Line Service (formerly a Fixed Charge); Measured Local Service (per-minute charge); Local Tranche; Access Charges; Pay-phone Communications and Unbundled Network Services.

     The new rates led to a reduction of more than 26% in regulated revenue per line, which resulted in lower annual revenues of roughly US$236 million for the Company.

     The telephone line service (fixed monthly fee) and the variable charge (measured local service "MLS") are the only tariffs of Telefonica CTC Chile to which an annual price cap adjustment is and will be applied every May until May 2003. According to this, on May 5, 2000, both the telephone line service and the variable charge were adjusted by a 0.9892 factor, in addition to the regular monthly tariff indexation. On May 5, 2001 the adjustment factor applied was 0.9786 and on May 5, 2002 this adjustment was 0.9681. On May 5, 2003 the last adjustment factor of 0.9576 will apply. These adjustments result in a 1.1% annual reduction of such rates.


     Request for De-regulation of Local Rates. On January 18, 2001, the Company presented a petition before the Antitrust Commission for de-regulation of local telephony rates to the public, requesting that the Antitrust Commission reassess the competitive conditions of the Chilean telecommunications market and the removal of maximum tariffs set for local service to the public, allowing for greater flexibility for product and service marketing according to customers' requirements. This petition was based on the competitive conditions then prevailing in the market. On January 31, 2001, the Antitrust Commission agreed to review the Company's request.

     On July 11, 2001, the Antitrust Commission rejected the Company's petition to deregulate rates in a ruling stating that the market conditions as of that date, did not yet justify such deregulation in all the country.

     However, the Antitrust Commission charged the Fiscalia Nacional Economica (National Economic Supervisor) to monitor the evolution of the telecommunications market in order to detect changes that would justify the deregulation of local telephone rates for some services in certain geographical areas.

     Additionally, the Antitrust Commission ruled that the Company may require from the Undersecretary of Telecommunications administrative actions to supplement the Decree N(degree) 187 to allow for differentiated rates according to volume, based on costs within each tariff area.

     Based on this possibility, in the second half of 2001, the Company presented to the Undersecretary of Telecommunications a proposal for alternative tariff plans for different customer categories. In this regard, on May 24, 2002, Telefonica CTC Chile was notified by the Undersecretary of Telecommunications that a new service was approved allowing the Company to extend the prepaid mode to fixed telephony residential customers in lower income segments and who did not necessarily have non-payment problems. Additionally, two other tariff plans were approved through publication of the corresponding Decree on August 24, 2002. These are plans with flat fee tariff structures for high usage residential and corporate customers.

     In the near future, Telefonica CTC Chile will submit information to the National Economic Supervisor to support tariff deregulation in certain geographic areas.

     Request for Access Charges Review. On March 30, 2001, the Company presented a request before the Antitrust Commission requesting a review of the local company access charge system. The Company asks for local company access charges to be set through a technical study that would treat all competitors equally. The request was based on:

     - The competitive distorsions caused by asymmetries between local company access charges prevailing in the market

     - The fact that, to the date of the petition, only Telefonica CTC Chile, Telefonica del Sur and Telefonica Coyhaique had access charges set by a tariff decree

     On April 3, 2001, the Antitrust Commission dismissed the petition stating that the Company's request was not a matter of its jurisdiction. On April 10, 2001, the Company presented the same petition before the Undersecretary of Telecommunications which has not yet made any announcement with regards thereto.

     Despite the fact that the relevant Ministers have publicly declared that they are in favor of simultaneously setting symmetrical access charges, in June of 2002 access charge rates were set for VTR Global Com S.A. while access charge rates for Telesat S.A. and CMET SACI are currently being set.


     Request to Modify Tariff Decree N(degree) 187 of 1999. On October 31, 2001, Telefonica CTC Chile filed a request with the Ministries of Transportation and Telecommunications and of Economy, in order to correct certain errors incurred in Decree No. 187 enacted in May 1999.

     The errors indicated in the request refer to: (i) an arithmetic error in the calculation of the fixed charge for telephone line service; (ii) illegal application of the depreciation methodology; (iii) failure to consider the cost of telephone directories; (iv) reduced investments due to the efficient location of central switching infrastructure; (v) application of the local delinquency rate for the Calling Party Pays system; and (vi) the failure to adjust access charges and Local Tranche Rates on average costs.

     On November 16, 2001, the Ministers requested that the Office of the Comptroller General of the Republic decide first as to the appropriateness
     - provided the arguments of the concession holder are proven - of rectifying Tariff Decree No. 187 according to future technical-economic and legal assessments. They also requested a list of the administrative acts that should be enacted for those purposes.

     The response from the Office of the Comptroller, dated December 10, 2001, stated that the Ministries have the power and the duty to rectify Tariff Decree No.187 provided the following conditions: (i) there are legal flaws or erroneous assumptions; (ii) the flaws or irregularities in question are so transcendent or relevant that they require the Decree to be voided or rectified; (iii) these flaws or irregularities are proven so that there is no doubt as to their existence; (iv) the eventual rectification of the Decree does not affect the rights that have been unequivocally incorporated previously and in good faith to the equity of third parties; and (v) such rectification would have to be made through a decree subject to approval.

     On January 29, 2002, the Ministries informed Telefonica CTC Chile of their decision not to rectify the Tariff Decree based on reasons related to timeliness and sound judgment reasons.


     Lawsuit against the State of Chile. On March 12, 2002, Compania de Telecomunicaciones de Chile S.A filed a civil lawsuit against the State of Chile, represented by the National Defense Counsel (Consejo de Defensa del Estado). The lawsuit, which was unanimously approved by the Board of Directors of the Company, is based on the fact that grave illegalities and errors in calculation, as well as errors in the application of economic concepts and criteria, were incurred in Tariff Decree 187, which sets the maximum tariffs that the Company may charge for local telephony and interconnection services for the period between May 1999 and May 2004. To date, these errors have not been denied nor corrected by the corresponding authorities, and will cause Telefonica CTC Chile damages of Ch$181,038,411,056 (approximately US$274 million nominal) over the life of the Decree. The lawsuit filed by the Company seeks only to recover the economic damages that have already been inflicted and that will be inflicted by the application of Tariff Decree 187 until May 2004.

     The errors that the Company refers to in the lawsuit are in relation with the following issues: (i) an arithmetic error in the calculation of the fixed charge for telephone line service; (ii) illegal application of the depreciation methodology; (iii) failure to consider the cost of telephone directories; (iv) reduced investments due to the efficient location of central switching infrastructure; and (v) application of the local delinquency rate for the Calling Party Pays system.


     Telefonica Movil was assigned 20 MHz in the 1900 MHz frequency. On January 27, 2001, the Undersecretary of Telecommunications published the technical rules that establish that 3 blocks of 10 MHz would be granted in the 1900 MHz band. On June 29, 2001, four projects were presented for the assigning of three bands of 10 Mhz each in the 1900 Mhz frequency. The first three projects (Telefonica Movil, Smartcom PCS and Bellsouth) were technically tied but the Undersecretary of Telecommunications excluded Smartcom PCS from the process due to defects of form. Once it was defined which were the approved projects, the Ministry of Transportation and Telecommunications called for an auction that was originally set for October 19, 2001. However, Smartcom PCS appealed to the General Controller of the Republic, although after a long process which lasted to June 2002, Smartcom PCS was excluded.

     Finally, the bidding process was held on July 18, 2002. In this auction, Telefonica Movil presented the best bid for two of the three nationwide bands of 10 MHz of mobile spectrum, each in the 1900 MHz frecuency (PCS). By July 30, 2002, the Ministry of Telecommunications assigned the licenses. The concession became official only after the publication of the concession decree on November 16, 2002 which was first approved by the General Controller of the Republic. The Company has six months from the publication date in which to deploy the new service throughout the country. The Company plans to use the additional bandwidth to deploy GSM technology, as it believes that this technology presents the best opportunity for development in the future. On September 12, 2002, Telefonica Movil paid UF544,521 (approx. US$12.0 million) for the two licenses. The estimated investment associated with this project is approximately US$150 million in the period 2002-2004.

     Financial Highlights. During the nine-month period ended September 30, 2002, the Company reduced its interest bearing debt by 25.9% to US$1,674 million as compared to the nine-month period ended September 30, 2001. The payments made during the nine-month period ended September 30, 2002 correspond to debt amortization amounting to US$42.5 million, and debt prepayments for a total amount of US$183.8 million. The breakdown of debt amortized during the nine-month period ended September 30, 2002 is:
     US$17.7 million of local bond issues, US$6.1 million of local loans and US$18.7 million of loans denominated in US dollars. The prepayments in the nine-month period ended September 30, 2002 are summarized as follows: local currency denominated debt equivalent to US$109.4 million, US$39.1 million of US dollar denominated loans, and US$35.3 million in re-purchases of the Company's Eurobond issue.


     Dividends. On January 10, 2002, Telefonica CTC Chile's Board of Directors approved to cancel the third interim dividend payment of 2001, to be paid in February 2002 due to the accumulated loss in third quarter of 2001.

     On April 5, 2002, Telefonica CTC Chile held its Annual Ordinary Shareholders Meeting at which the Company announced its dividend policy for 2002. The dividend policy for 2002 contemplates to distribute, at least, 30% (same percentage as the minimum required by law) of the Company's net income for 2002 - in accordance with Chilean GAAP -, by paying a single dividend in May 2003, which will be proposed to the corresponding ordinary shareholder's meeting.

     Additionally, the shareholders approved the payment of a final dividend, which represents 30% of the Company's net income for fiscal year 2001 and was paid in May 2002. Considering the amount of shares fully subscribed and paid as of December 31, 2001, this final dividend amounted to Ch$1,233,497,420, which meant Ch$1.28871 per share or approximately 0.7 cents of US$ per ADR. This figure is based on a ratio of 4 Series A common shares per ADR. Given that the Company did not have taxable income as of December 2001, withholding tax for this dividend was 0%.


     Corporate reorganization. On October 28, 2002, Telefonica CTC Chile announced a reorganization of its business units which also included personnel reductions of 1,070 employees of the Company and its subsidiaries. The non-operating financial impact of Ch$14,941 million (US$20.0 million) related to this restructuring process was accounted for in Telefonica CTC Chile's 3Q02 financial results.

     The new business structure established three main business units:

     - General Consumers and Small Businesses: responsible for all products offered to the general customer segment (fixed telephony, LD, prepaid, broadband, value-added services, among others);

     - Corporate Customers (including the businesses of the subsidiary Telefonica Data): responsible for corporate customers, and

     -    Mobile: responsible for mobile services

     In addition, two areas were reorganized to serve as support areas for the above business units: Management of Customers, in charge of sales and distribution of all products throughout the country, and Management of Network Services, in charge of infrastructure and technical network maintenance.


     Sale of 25% of Sonda. On September 26, 2002, Telefonica CTC Chile signed an agreement, through its subsidiary Telefonica Empresas CTC Chile S.A., to sell 25% of its information systems subsidiary Sonda S.A. for Ch$ 27,921 million (approximately US$37.5 million) in cash. The Company sold 11% of Sonda to Inversiones Pacifico II Limitada and 14% to Inversiones Santa Isabel Limitada, both companies related to Mr. Andres Navarro, founder of Sonda. As a result of this transaction, Telefonica CTC Chile, through its subsidiary Telefonica Empresas, maintains a 35% stake in Sonda, while the remaining 65% is controlled by Mr. Andres Navarro, through his related companies.


2.   Income Statement

     Operating Income

     During the first nine months of 2002, operating revenues totaled Ch$639,554 million (US$854.2 million), showing a decrease of 5.5% as compared to the first nine months of 2001. Revenues from the fixed telephony business, which accounted for 43.4% of the Company's operating revenues during the first nine months of 2002, decreased 12.8% as compared to the first nine months of 2001. Revenues from long distance service, which accounted for 8.5% of the Company's revenues during the first nine months of 2002, decreased 8.3% as compared to the first nine months of 2001. Revenues from mobile communications service, which accounted for 23.1% of the Company's revenues during the first nine months of 2002, increased 11.4% as compared to the first nine months of 2001. Revenues from corporate communications services, which accounted for 9.4% of the Company's revenues during the first nine months of 2002, increased 20.7% as compared to the first nine months of 2001. Revenues from information systems services (Sonda), which accounted for 9.6% of the Company's revenues during the first nine months of 2002, decreased 20.8% as compared to the first nine months of 2001. Revenues from other businesses, which accounted for 6.0% of the Company's revenues during the first nine months of 2002, decreased 1.9% as compared to the first nine months of 2001.

     Operating costs and expenses totaled Ch$577,586 million (US$771.4 million) during the first nine months of 2002, showing a decrease of 2.3% as compared to the first nine months of 2001.

     Operating income during the first nine months of 2002 reached Ch$61,968 million (US$82.8 million), decreasing by 16.9% as compared to the Ch$85,301 million (US$113.9 million) recorded during the first nine months of 2001.

     Operating margin decreased from 12.6% during the first nine months of 2001 to 9.7% during the first nine months of 2002, while EBITDA margin(1) decreased from 40.9% during the first nine months of 2001 to 40.6% during the first nine months of 2002.

     The Company connected 242,465 new lines during the first nine months of 2002, a decrease of 6.5% in line connections compared to the first nine months of 2001. Lines in service as of September 30, 2002, totaled 2,721,412, representing a decrease of 1.1% as compared to the number of lines in service as of September 30, 2001. The Company's number of lines per employee (excluding the employees of subsidiaries, none of which are involved in Telefonica CTC Chile's local telephone service operations) moved from 839 as of September 30, 2001, to 845 as of September 30, 2002.

                               OPERATING REVENUES
                                 (Ch$ million)

                                                          Nine month period ended           Variation
                                                                September 30,               2002/2001
                                                              2001        2002     (Ch$ million)        %
-------------------------------------------------------------------------------------------------------------
FIXED TELEPHONY                                             318,955      277,526      (41,429)        -12.8%
Primary Service                                             272,777      256,440      (16,337)         -6.0%
    Fixed Monthly Charge                                    122,037      116,666       (5,371)         -4.4%
    Variable Charge (1)                                     123,569      113,464      (10,105)         -8.2%
    Connections and other installations                       5,682        5,246         (436)         -7.7%
    Value added services                                     12,534       12,103         (431)         -3.4%
    Equipment Marketing (2)                                   5,455        3,433       (2,022)        -37.1%
    Other fixed telephony revenues                            3,500        5,528        2,028          57.9%
Access Charges and Interconnections                          17,414       17,262         (152)         -0.9%
    Domestic long distance (3)                                6,739        6,858          119           1.8%
    International long distance (3)                           3,270        2,609         (661)        -20.2%
    Other interconnection services                            7,405        7,795          390           5.3%
Directory Advertising                                        27,967        3,824      (24,143)        -86.3%

LONG DISTANCE                                                59,244       54,314       (4,930)         -8.3%
  Domestic Long Distance                                     26,533       24,344       (2,189)         -8.3%
  International Service                                      22,562       20,735       (1,827)         -8.1%
  Rental of LD Network                                       10,149        9,235         (914)         -9.0%

MOBILE COMMUNICATIONS                                       132,487      147,637       15,150          11.4%
 Outgoing Traffic, equipment sales and others                73,816       86,477       12,661          17.2%
 Interconnection under Calling Party Pays                    58,671       61,160        2,489           4.2%

CORPORATE CUSTOMER COMMUNICATIONS                            49,937       60,267       10,330          20.7%

Equipment and Complementary Services                         19,376       24,751        5,375          27.7%
Data services                                                 9,678       13,054        3,376          34.9%
Dedicated links and others                                   20,883       22,462        1,579           7.6%

INFORMATION SYSTEMS SERVICES (SONDA)                         77,416       61,321      (16,095)        -20.8%

OTHER BUSINESSES                                             39,245       38,489         (756)         -1.9%
Public Telephones and equipment marketing                    31,642       29,392       (2,250)         -7.1%
Other Operating Revenues                                      7,603        9,097        1,494          19.7%
-------------------------------------------------------------------------------------------------------------
TOTAL OPERATING REVENUES                                    676,487      639,554      (36,933)         -5.5%
=============================================================================================================

     Formerly referred to as per minute charge.
     Includes revenues from the sale by CTC S.A of standard and advanced extensions, facsimile equipment and accessories, supplementary and other items and services provided to residential customers .
     Consolidated access charge revenues do not include access charges from 188 Telefonica Mundo and Globus S.A. ("Globus").

     Fixed Telephony Services

     Fixed telephony revenues decreased 12.8% to Ch$277,526 million (US$370.7 million) as compared to the first nine months of 2001. Fixed telephony revenues include revenues from primary service, access charges and interconnections and directory advertising.

     Primary Service revenues representing 92.4% of all revenues from fixed telephony services, decreased 6.0% to Ch$256,440 million (US$342.5 million) during the first nine months of 2002 as compared to the first nine months of 2001. Primary Service revenues include revenues from the fixed monthly charge, variable charge, connections and other installations, value added services and equipment marketing, among others.

     Revenues from the fixed monthly charge decreased by 4.4% to Ch$116,666 million (US$155.8 million) during the first nine months of 2002 as compared to the first nine months of 2001. This is explained by (i) increased sales of new flat fee products, for example lines used exclusively for Internet traffic, which have no fixed monthly charge, and can generate certain amount of traffic in a flat fee base, these revenues are accounted as other fixed line revenues, (ii) the 1% additional tariff reductions applied in May 2001 and May 2002 pursuant to the Tariff Decree N(degree)187 and (iii) a 0.2% decrease in the average number of lines in service in the first nine months of 2002 as compared to the first nine months of 2001, which resulted mainly from disconnections of 47,454 fixed lines in the third quarter 2002, which had been suspended for over 120 days.

     Revenues from the variable charge decreased by 8.2% to Ch$113,464 million (US$151.5 million) during the first nine months of 2002 as compared to the first nine months of 2001, as a result of (i) a 4.5% decrease in traffic per line, (ii) the increased proportion of traffic from local tranche (internet calls and fixed portion of calls to mobile telephones) which is charged at lower rates than regular calls and (iii) the 1% additional tariff reductions applied in May 2001 and May 2002 pursuant to the Tariff Decree N(degree)187.

     Revenues from connections and installations, decreased by 7.7% to Ch$5,246 million (US$7.0 million) as compared to the first nine months of 2001, principally due to lower revenues from interior installations and other installations.

     Value-added services and dedicated lines, decreased 3.4% as compared to the first nine months of 2001, and amounted to Ch$12,103 million (US$16.2 million). Value-added services include services such as detailed billing, supplementary services, voice mail, direct-dialing, consolidated phone numbers, 700-numbers (toll calls), 800-numbers, call waiting and call transfer, among others.

     Revenues from terminal equipment marketing, decreased by 37.1%, as compared to the first nine months of 2001, to Ch$3,433 million (US$4.6 million), due to lower equipment sales. These revenues include the sale of telecommunications equipment through Telefonica CTC Chile, such as telephones, facsimiles, multilines and private central switches, among others.

     Other fixed telephony revenues included revenues from flat fee lines for Internet access and broad band capacity for residential customers, among others. These revenues increased 57.9% to Ch$5,528 million (US$7.4 million) in the first nine months of 2002, as compared to the first nine months of 2001.

     Access charges and Interconnection revenues include revenues from access charges generated by DLD and ILD carriers, as well as those paid by other telecommunications operators that use Telefonica CTC Chile's network; they also include other interconnection services apart from access charges, such as interconnection of networks and information services to carriers, among others. They represent 6.2% of all revenues from fixed telephony services as of September 30, 2002. These revenues decreased by 0.9% to Ch$17,262 million (US$23.1 million) in the first nine months of 2002, as compared to the first nine months of 2001, due to decreased domestic long distance ("DLD") market traffic and international long distance ("ILD") market traffic.

     Revenues from directory advertising, accounted for 1.4% of revenues from fixed telephony services at the first nine months of 2002, amounting Ch$3,824 million (US$5.1 million) in the first nine months of 2002, as compared to Ch$27,967 million (US$37.4 million) obtained at the first nine months of 2001. These revenues decreased 86.3% as compared to the first nine months of 2001, as a consequence of the new agreement with Publiguias effective since the third quarter 2001, as well as the recognition of a one-time revenues paid to Telefonica CTC Chile as a compensation for anticipated termination of the former agreement with Publiguias, which amounted Ch$11,503 million (US$15.4 million) and an additional revenue from the sale to Publiguias of Telefonica CTC Chile's customer database in the third quarter 2001. According to the new agreement, Telefonica CTC Chile receives a percentage of the revenues generated by Publiguias through its sales of advertising in the Yellow and White Pages Directories, in exchange for the provision of billing and collection services for these sales.

     Long Distance Services

     188 Telefonica Mundo, a 99.2% owned subsidiary of Telefonica CTC Chile, and Globus, a 99.99% owned subsidiary of Telefonica CTC Chile, hold concession rights to provide domestic and international long distance services throughout Chile.

     Long distance revenues include revenues from domestic and international long distance multicarrier traffic as well as revenues from the rental of 188 Telefonica Mundo's long distance network to other telecom operators.

     Total long distance revenues, which accounted for 8.5% of total operating revenues in the first nine months of 2002, decreased by 8.3% as compared to the first nine months of 2001, to Ch$54,314 million (US$72.5 million). This decrease was mainly due to: (i) lower revenues from domestic long distance services ("DLD") due to the 10.1% decrease in DLD traffic carried by 188 Telefonica Mundo and Globus in the first nine months of 2002 as compared to the first nine months of 2001, mainly as a result of the slow economic recovery and the substitution effect of mobile, and (ii) lower revenues from international long distance services ("ILD") as a consequence of a lower average price per minute caused by higher competition, despite the 4.5% increase in outgoing ILD traffic in the first nine months of 2002, as compared to the first nine months of 2001, and (iii) lower revenues from the rental of the long distance network to other telecom operators in the first nine months of 2002, as compared to the first nine months of 2001, due to lower prices and lower market traffic in general.

     Mobile Communication Services

     Mobile communications services include revenues from outgoing cellular traffic, revenues from interconnection from Calling Party Pays, as well as revenues from mobile equipment sales.

     Total revenues from mobile communications, which accounted for 23.1% of total operating revenues in the first nine months of 2002, increased by 11.4% as compared to the first nine months of 2001, to Ch$147,637 million (US$197.2 million). This increase is mainly a result of a 23.7% increase in average cellular subscribers, partially offset by a decrease in the average monthly revenue per user ("ARPU"), due to an increase in the proportion of prepaid customers in Telefonica Movil's subscriber base. Prepaid customers represented 75.7% of total average cellular subscribers in the first nine months of 2002, as compared to 74.4% in the first nine months of 2001. As of September 30, 2002, Telefonica Movil had 1,761,432 customers.

     Corporate Customer Communications

     Corporate customer communications include revenues from (i) telecommunications equipment and complementary services, which refers to voice equipments (fax, PABX, etc.) and some complementary telephone services, such as 600, 700 and 800 numbers and dogital communications (ii) data services, including ATM, Frame Relay, data equipment and services related to the IP network, and (iii) dedicated links and others, including videoconference, Datared, E1 Links and VSAT, "ISP Empresas" revenues and consulting services to corporate customers.

     Revenues from corporate customer communications increased by 20.7% to Ch$60,267 million (US$80.5 million) in the first nine months of 2002 as compared to the first nine months of 2001. This increase was mainly due to: (i) increased revenues related to complementary telephone services and advanced equipment sales and rental, which grew 27.7%, (ii) a 34.9% increase in data services mainly due to increased revenues related to broadband and IP network (Intranet, Extranet services). Furthermore, ATM data links grew at a rate of 22.1% in the first nine months of 2002 as compared to the first nine months of 2001 and (iii) increased revenues for dedicated links and others which grew 7.6% mainly due to the development of new value added services such as housing and hosting. The contribution of corporate customer communications revenues to total operating revenues increased from 7.5% in the first nine months of 2001 to 9.4% in the first nine months of 2002.

     Information Systems (Sonda)

     Revenues from information systems services decreased 20.8% as compared to the first nine months of 2001, amounting to Ch$61,321 million (US$81.9 million) in the first nine months of 2002, mainly as a result of lower revenues from Sonda's foreign subsidiaries, as well as the accounting of Sonda's revenues only until August 2002. As of and including September 2002, Sonda no longer consolidates with Telefonica CTC Chile and 35% of Sonda's net result is recognized as a non-operating income/expense.

     Other Businesses

     Revenues from other businesses decreased 1.9%, as compared to the first nine months of 2001, to Ch$38,489 million (US$51.4 million).

     Public telephone revenues decreased 7.1% to Ch$29,392 million (US$39.3 million) as compared to the first nine months of 2001, mainly as a result of lower average revenue per public telephone due to traffic substitution from mobile calls and the increase in prepayment cards consumption. These revenues include revenues for traffic of public telephones and the sale and maintenance of telecommunications equipment through the subsidiary CTC-Equipos, such as telephones, facsimiles, multilines and private central switches, among others.

     Other operating revenues increased by 19.7% in the first nine months of 2002, as compared to the same period of previous year, principally due to the development of new services such us security and alarm services (Telemergencia). These revenues also include revenues from the subsidiaries T-Gestiona and Istel (employee health insurance), among others.

                              STATEMENT OF INCOME
     For Nine-Month Period Ended September 30, 2002 And September 30, 2001
                                 (Ch$ million)

                                                         Nine month period ended           Variation
                                                               September 30,               2002/2001
                                                            2001          2002     (Ch$ million)        %
--------------------------------------------------------------------------------------------------------------
TOTAL OPERATING REVENUES                                  676,487       639,554       -36,933          -5.5%

OPERATING COSTS AND EXPENSES
 Operating salaries and related costs                      76,914        65,901       -11,013         -14.3%
 Depreciation                                             191,401       197,955         6,554           3.4%
 Cost of long distance and interconnection                 37,216        53,288        16,072          43.2%
 Provision for doubtful accounts                           18,193        16,854        -1,339          -7.4%
 Cost of telecommunications equipment sold                 33,839        33,380          -459          -1.4%
 Cost of systems development                               17,802        13,294        -4,508         -25.3%
 Third-party contracts                                     48,727        33,589       -15,138         -31.1%
 Various rental costs                                      12,068        13,559         1,491          12.4%
 Materials                                                  3,706         4,862         1,156          31.2%
 Other operating costs                                     57,356        47,743        -9,613         -16.8%
 Administrative and selling costs                          93,964        97,161         3,197           3.4%
Total operating costs and expenses                        591,186       577,586       -13,600          -2.3%

Operating Income                                           85,301        61,968       -23,333         -27.4%

OTHER INCOME (EXPENSES)
Interest income                                            12,774        10,362        -2,412         -18.9%
Interest expense, net of capitalized interest             -83,929       -54,726        29,203         -34.8%
Monetary correction                                        -4,510       -11,763        -7,253         160.8%
Other, net                                                 -1,317        14,072        15,389           n.a.
Total other expenses, net                                 -76,982       -42,055        34,927         -45.4%

Income (loss) before income tax                             8,319        19,913        11,594         139.4%
Income tax                                                -10,351       -11,735        -1,384          13.4%
Minority interest                                          -3,603          -726         2,877         -79.9%
-------------------------------------------------------------------------------------------------------------
Net income (loss)                                          -5,635         7,452        13,087        -232.2%
=============================================================================================================

     Operating Costs and Expenses

     Operating costs and expenses decreased by 2.3% to Ch$577,586 million (US$771.4 million) during the first nine months of 2002 as compared to the first nine months of 2001.

     Operating salaries and related costs, which represented 11.4% of total operating costs and expenses during the first nine months of 2002, decreased 14.3% as compared to the first nine months of 2001, to Ch$65,901 million (US$88.0 million), mainly due to the cost savings related to the personnel reduction process which occurred in June 2001 and to the non-payment of salaries in the month of July 2002 to personnel on strike.

     Depreciation and amortization, which accounted for 34.3% of total operating costs and expenses during the first nine months of 2002, grew by 3.4%, as compared to the first nine months of 2001, to Ch$197,955 million (US$264.4 million). This increase resulted from an increase in depreciable assets due to the completion of projects mainly in the mobile business.

     Costs of long-distance service and interconnections which accounted for 9.2% of total operating costs and expenses during the first nine months of 2002, increased by 43.2%, as compared to the first nine months of 2001, to Ch$53,288 million (US$71.2 million), mainly explained by higher interconnection costs associated to the mobile business, partially offset by lower interconnection costs in the long distance business.

     Costs related to uncollectables estimates (Provision for doubtful accounts) which accounted for 2.9% of total operating costs and expenses during the first nine months of 2002, decreased by 7.4%, as compared to the first nine months of 2001, to Ch$16,854 million (US$22.5 million), due to the current conservative collection policy for bad debt accounts in all business areas.

     Costs of telecommunications equipment sold, which accounted for 5.8% of total operating costs and expenses during the first nine months of 2002, decreased 1.4% to Ch$33,380 million (US$44.6 million) as compared to the first nine months of 2001, mainly attributable to lower costs in mobile equipment sales in the first nine months of 2002 as compared to the first nine months of 2001. Beginning January 1, 2000, the Company adopted SAB 101, thereby recording losses incurred by the Company on the sale of cellular phone handsets at the time of sale. This differs from the Company's previous revenue recognition policy related to mobile phones in that prior to the adoption of SAB 101 such losses were deferred over a period of up to 24 months.

     Cost of system development, which accounted for 2.3% of total operating costs and expenses during the first nine months of 2002, decreased by 25.3%, as compared to the first nine months of 2001, to Ch$13,294 million (US$15.5 million), mainly attributable to decreased expenses of Sonda's projects abroad, as well as, the accounting of Sonda's expenses until August 2002. As of September 2002 Sonda no longer consolidates with Telefonica CTC Chile after the sale of its 25% stake. Formerly, the Company owned 60% of Sonda, and it currently has a 35% stake.

     Third-party contracts, which accounted for 5.8% of total operating costs and expenses during the first nine months of 2002, decreased by 31.1%, as compared to the first nine months of 2001, to Ch$33,589 million (US$44.9 million) associated to the cost control plan implemented by the Company.

     Other operating costs, which include various rental costs, materials and other operating expenses, accounted for 10.4% of total operating costs and expenses during the first nine months of 2002, decreased from Ch$73,130 million (US$97.7 million) in the first nine months of 2001 to Ch$66,164 million (US$88.4 million) in the first nine months of 2002. This decrease is mainly explained by the recognition of extraordinary charges in 2001 related to (i) higher costs for corporate restructuring, (ii) goodwill amortization and, (iii) differences in traffic valuation.

     Administrative and selling expenses, which accounted for 16.8% of total operating costs and expenses in the first nine months of 2002, increased by 3.4%, as compared to the first nine months of 2001, to Ch$97,161 million (US$129.8 million), mainly due to the recognition of expenses associated with the information system services outsourcing agreement with IBM Chile since the fourth quarter 2001. These expenses were previously absorbed by the subsidiary Sonda. The above increase was partially offset by lower salaries paid to sales and administrative personnel that were on strike during July 2002.

     Operating income decreased by 27.4% to Ch$61,968 million (US$82.8 million) during the first nine months of 2002 as compared to the first nine months of 2001, due to a 5.5% decrease in operating revenues and a 2.3% decrease in operating expenses in the first nine months of 2002 as compared to the first nine months of 2001.

     Other Non Operating Income (Expenses)

     Interest income decreased by 18.9% to Ch$10,362 million (US$13.8 million) in the first nine months of 2002 as compared the first nine months of 2001, as a result of lower available funds which were used to decrease the Company's interest-bearing debt, as well as lower domestic and international market interest rates.

     Interest expense, net of capitalized interest, shows an decrease of 34.8% to Ch$54,726 million (US$73.1 million) in the first nine months of 2002 as compared to the first nine months of 2001, as a result of a 25.9% reduction in average interest-bearing debt in the first nine months of 2002 as compared to the first nine months of 2001, as well as the improvement in certain financial conditions of some outstanding loans and the fall in market interest rates.

     The monetary correction produced a loss in the amount of Ch$11,763 million (US$15.7 million) during the first nine months of 2002, compared to a loss of Ch$4,510 million (US$6.0 million) in the first nine months of 2001. The impact of the depreciation of the inflation-adjusted Chilean peso against the US dollar during the first nine months of 2002 was minimized by the conservative hedging policy of foreign currency denominated interest bearing debt, taken by the Company. The loss in the first nine months of 2002 was mainly explained by adjustment related to the application of the SFAS 133 that requires all derivatives to be measured at fair value, which represented a loss of Ch$8,061 million (US$ 10.8 million).

     Other non-operating income/expenses for the first nine months of 2002 totaled a gain of Ch$14,072 million (US$18.8 million), as compared to a loss of Ch$1,317 million (US$ 1.8 million) for the first nine months of 2001. This is mainly due to the recognition of the extraordinary gain associated to the sale of the 25% stake of Sonda in September 2002 which amounted Ch$7,749 million (US$10.3 million).

     Income Taxes

     The Company recorded income tax expenses in the amount of Ch$11,735 million (US$15.7 million) in the first nine months of 2002, compared to income tax expense of Ch$10,351 million (US$ 13.8 million) in the first nine months of 2001.

     As shown in Note 2(c) to the consolidated financial statements, the Company recorded deferred taxes in the amount of Ch$4,832 million (US$6.5 million) for the first nine months of 2002, as compared to a deferred taxes in the amount of Ch$2,234 million (US$3.0 million) during the first nine months of 2001. Current tax expenses decreased 15.0% during the first nine months of 2002 as compared to the first nine months of 2001, to Ch$6,903 million (US$9.2 million).

     The corporate tax rate changed from 15% in 2001 to 16% since January 1,
     2002

     Net Income (Loss)

     Net income in US GAAP amounted to Ch$7,452 million (US$10.0 million) in the first nine months of 2002 as compared to a net loss of Ch$5,635 million (US$7.5 million) in the first nine months of 2001.


     Contribution by Type of Business

     The contribution by segments of business to the consolidated net results of the Company in CHGAAP is noted below.

     Basic telephone service, which includes Primary Service, interconnection and value-added services incurred a net loss of Ch$38,065 million (US$50.8 million) as compared to a net loss of Ch$14,071 million (US$18.8 million) in the first nine months of 2001. This variation is due to lower operating income mainly as a result of a 11.1% decrease in revenues during the first nine months of 2002, as compared to the same period in 2001, and a non operating loss which amounted Ch$ 64,316 million (US$85.9 million) in September 30, 2002 which includes the recognition of extraordinary charges associated to the personnel reduction in October, 2002

     In the first nine months of 2002, the long distance business contributed a net income of Ch$13,088 million (US$17.5 million) to total net results, compared to a net income of Ch$16,917 million (US$22.6 million) during the first nine months of 2001. This variation is due to a decrease of 18.3% in the operating income mainly due to lower revenues partially offset for lower operating costs.

     The mobile communications business produced a net income of Ch$2,671 million (US$3.6 million) in the first nine months of 2002, compared to a net loss of Ch$20,552 million (US$27.4 million) during the first nine months of 2001. The improvement over the same period of 2001 is mainly explained by higher operating income because of the 10.9% increase in revenues and a 7.4% decrease in operating costs mainly as a result of lower mobile subscriber acquisition costs.

     In the first nine months of 2002, the corporate customer communications and data transmission business contributed a net income of Ch$13,047 million (US$17.4 million) to total net results, compared to a net income of Ch$7,448 million (US$9.9 million) during the first nine months of 2001.

     Net income for information systems business (Sonda) decreased 86.1%, contributing Ch$671 million (US$0.9 million) to total net results, compared to a net income of Ch$5,071 million (US$6.8 million) during the first nine months of 2001.

     Other businesses recorded net income of Ch$1,938 million (US$2.6 million) in the first nine months of 2002. Other businesses include subsidiaries such as CTC Equipos, TGestiona, Telemergencia, Istel and others.

     The total contribution of all segments of business to the consolidated net results in CHGAAP amounted to a net loss of Ch$15,493 million (US$20.7 million) in the first nine months of 2002. To convert this figure into USGAAP total adjustments of Ch$22,945 million (US$30.6 million) were included, totaling a net income of Ch$7,452 million (US$10.0 million) in the first nine months of 2002. In the first nine months of 2001, the total contribution of business segments to the consolidated net results in CHGAAP amounted to a net loss of Ch$9,596 million (US$12.8 million). To convert this figure into USGAAP total adjustments of Ch$3,961 million (US$5.3 million) were included, totaling a net loss of Ch$5,635 million (US$7.5 million) in the first nine months of 2001.


4.   Variation in Net Fixed Assets

     There were 2,721,412 lines in service as of September 30, 2002, which represents a 1.1% decrease over the 2,751,956 lines in service as of September 30, 2001. During the first nine months of 2002, 242,465 new lines were connected, as compared to 259,248 new lines connected during the first nine months of 2001. During the first nine months of 2002, the average number of lines in service increased by 0.4%, as compared to the first nine months of 2001. Total property, plant and equipment, net of accumulated depreciation, decreased by 8.7% from September 30, 2001 to September 30, 2002.


5.   Financial Ratios

     The following table sets forth financial indicators for the periods shown:

=========================================================================================
                                                      As of or for the nine month period
                                                              ended September 30,
                                                     ------------------------------------
                                                            2001             2002
-----------------------------------------------------------------------------------------
Liquidity Ratios
Current Assets to Current Liabilities                       1.75             1.96
Acid Test                                                   0.59             0.58
-----------------------------------------------------------------------------------------
Leverage Ratios
Total Liabilities to Equity                                 1.84             1.48
Long-term Liabilities/Total Liabilities                     0.77             0.83

-----------------------------------------------------------------------------------------
Profitability Ratios
Operating Margin (%)                                       12.6%             9.7%
Operating Income/Net Fixed Assets (%)                       4.0%             3.2%
Return on Equity (%)                                       -0.5%             0.7%
Net Income per Weighted Aver. Shares Outstanding
   In Chilean pesos                                        -5.89             7.79
   In US$                                                  -0.01             0.01
Net Income per ADS (*)(US$)                                -0.03             0.04
=========================================================================================

(*) 1 ADS represents 4 Series A common shares.

6.   Lines in Service Information

                                         As of or for the nine-month period
                                                ended September 30,
                                       --------------------------------------
                                              2001                 2002
-----------------------------------------------------------------------------
Average number during the period           2,731,188            2,742,360

Number at the end of the period            2,751,956            2,721,412

=============================================================================


7.   Taxation of Dividends Paid to Foreign Holders

     Cash dividends paid by the Company with respect to the Series A Common Stock held by Foreign Holders will be subject to a Chilean withholding tax at a rate of 35% (the "Additional Tax"), which is withheld and paid by the Company. A credit against the withholding tax is available based on the level of corporate income tax actually paid by the Company on the income to be distributed (the "First Category Tax"). Full applicability of the First Category Tax credit at the 16% rate results in an effective dividend withholding tax rate of 22.6%. Consequently, the withholding tax rate with respect to dividends fluctuates between 22.6% and 35%, depending on whether or not the Company is subject to the First Category Tax.

     Since 1994, when the Chilean Internal Revenue Service authorized the Company to record accelerated depreciation of its fixed assets for tax purposes, taxable income generally has been negative or less than the dividends distributed to its shareholders. Consequently, no First Category Tax credit has been available generally, resulting in the application of the maximum 35% withholding tax rate for most of the period since 1994.

     When the First Category Tax credit is available, it does not reduce the withholding tax on a one-for-one basis because it also increases the base on which the withholding tax is imposed. In addition, if the Company distributes less than all of its distributable income, the credit for First Category tax paid by the Company is reduced proportionately. The example below illustrates the effective Chilean withholding tax burden on a cash dividend received by a Foreign Holder, assuming a withholding tax rate of 35%, an effective First Category Tax at the maximum rate of 16%, and a distribution of 100% of the Company's net income that is distributable after payment of the First Category Tax.

               Company taxable income                                   100
               First Category Tax (15% of Ch$ 100)                      (16)
                                                                        -------
               Net distributable income                                 84
               Dividend distributed by the Company             84
               Additional Tax
               (35% of the Ch$100 Company taxable income)               (35)
               Credit for First Category Tax                            16
                                                                        -------
               Net Additional Tax withheld                              (19)
               Net dividend received                           65
                                                               =======
               Effective dividend withholding tax rate         20/85    22.6%

     The foregoing tax consequences apply to cash dividends paid by the Company to the Depositary as representative of the holders of ADRs. The Ruling provides that disbursements of such cash dividends by the Depositary to the holders of ADRs will not be subject to Chilean taxation. Dividend distributions made in property (other than Shares of Series A Common Stock) will be subject to the same Chilean tax rules as cash dividends. Stock dividends are not subject to Chilean taxation.

     The distribution and exercise of preemptive rights relating to Series A Common Stock will not be subject to Chilean taxes. However, amounts received in exchange for the sale of preemptive rights will be subject to both the First Category Tax and the Additional Tax (the former being creditable against the latter).

     On September 28, 2001, the Law N(degree) 19,753 was published modifying the Income Tax Law, such that the corporate income tax rate increased to 16% for year 2002, 16.5% for year 2003 and 17% for 2004 and ahead.

     Consequently, the effective withholding tax rate for dividend distribution purposes would be as follows:

         Year 2001............................20/85      =    23.5%

         Year 2002............................19/84      =    22.6%

         Year 2003............................18.5/83.5  =    22.2%

         From Year 2004.......................18/83      =    21.7%

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf months by the undersigned, thereunto duly authorized.




                  COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.





                          By: s/ Julio Covarrubias F.

                              Julio Covarrubias F.

                            Chief Financial Officer



December 5, 2002